SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **May** **2008**

Commission File Number **001-14620**

Crystallex International Corporation
(Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	The Registrant's Annual Report to Shareholders for 2007

Document 1



DEAR SHAREHOLDERS:

On February 1, 2007, I returned to Crystallex with my appointment as President, Chief Executive Officer and Director. Having served as a Director of Crystallex from 2000 to 2002, I was very familiar with the Company and their plans in Venezuela.

Promptly, the Company focused on several initiatives for 2007. These were some of the priorities:

- Prepare for the transition into the construction phase at Las Cristinas.
- Advance the permitting process for Las Cristinas.
- Advance our Corporate and Social Responsibility Programs in the areas around Las Cristinas.
- Strengthen the management team in both financial reporting and operational management.
- Appoint new financial auditors.

Gordon M. Thompson
President and Chief Executive Officer


Before
After

Crystallex has fulfilled all requirements to receive the Environmental permit for Las Cristinas

The Venezuelan National Assembly's Commission of Economic Development has recommended granting Crystallex the permit for construction and development.


Million Ounces
30
25
20
15
10
5
0
2003
2004
2005
2006
2007
Year

The 2006 / 2007 drill program has increased estimated Reserves and Resources at Las Cristinas

Measured and Indicated Resources increased to 20.76 million ounces of gold - up 18

Inferred Resources increased to 6.28 million ounces - up 38%.

Proven and Probable Reserves increased to 16.86 million ounces of gold - up 20

Projected operating costs at Las Cristinas remain below average industry costs



Las Cristinas initial operating costs are US$258 per ounce. Venezuela's low and stable energy prices should ensure a cost competitive operation

Capital costs of US$356 million include US$64 million already spent on equipment in storage, which should reduce construction delays



Crystallex is constructing a medical clinic and a sewage treatment plant and providing materials and food supplies for school and community groups





With support from all levels of government as well as local communities, we believe it is just a matter of time before the permit is issued

ACTION PLANS

What we did in 2007

2007 OBJECTIVES	2007 ACHIEVEMENTS
Complete environmental permitting phase for Las Cristinas	Received the EIS approval – the final external input required by MinAmb in the Environmental permitting process.
Launch project construction phase for Las Cristinas	MinAmb Environmental Permit (the only remaining permit required for the construction phase) still pending.
Initiate Phase 2 of social investment plan for Las Cristinas	Continued Corporate Responsibility programs in local communities around our projects.
Initiate drill program at Las Cristinas	Completed a 13,500-metre drill program at Las Cristinas in February 2007.
Complete financing for Las Cristinas	Completed financing to improve the Company's working capital.
Continue gold exploration of the Lo Increible Project	Explored and evaluated a significant gold target in the Lo Increible Belt with a 3,131-metre drill program. Continued with basic exploration of secondary targets in the same Belt.
Extend the life of Tomi open pit operation	Extended the life of Tomi open pit operations. A 6,214-metre exploration drilling program was completed.

MINERAL RESERVES AND RESOURCES

Mineral Reserves

Crystallex's Share	December 31, 2007			December 31, 2006		
	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
Las Cristinas						
Proven Reserves	112,761	1.24	4,483,000	50,613	1.25	2,031,000
Probable Reserves	351,601	1.10	12,379,000	327,833	1.14	11,975,000
Total Gold Reserves	464,362	1.13	16,862,000	378,446	1.15	14,006,000

Mineral reserves are based on a US$550 per ounce gold price and cut-off grades ranging from 0.33 grams per tonne to 0.57 grams of gold per tonne depending on the mineral type.

Please refer to page 64 for full information on the Mineral Reserves and Resources.

What we plan to do in 2008

2008 OBJECTIVES	NEXT STEPS
Complete environmental permitting phase for Las Cristinas	Continue to work with Officials and local communities.
Launch project construction phase for Las Cristinas	Commence construction at site upon receiving the pending MinAmb Permit.
Initiate Phase 2 of social investment plan for Las Cristinas	Upon receiving the MinAmb Permit, initiate the comprehensive plan designed by a Venezuelan NGO for the long-term benefit of the local communities, building upon the social programs already put in place by Crystallex.
	Complete construction of the new Medical Centre in the neighbouring Las Claritas, Nuevas Claritas and Santo Domingo communities. Complete construction of a sewage treatment plant to serve the local communities.
Evaluate various expansion opportunities at the El Callao operations	Complete drill programs and the evaluation of surface and underground drill results, with the aim of converting resources into mineable reserves.
Secure financing for the development phase of Las Cristinas	After receiving the permit, seek the appropriate financing package for Las Cristinas, representing the most competitive mix of capital sources.

Mineral Resources

Crystallex's Share	December 31, 2007			December 31, 2006		
	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
Las Cristinas Measured & Indicated	629,383	1.03	20,761,000	500,657	1.1	17,661,000
Tomi (underground mine) Indicated Resources	–	–	–	13	18.3	8,000
La Victoria Indicated Resources	2,422	4.5	349,000	2,422	4.5	349,000
Total Gold Resources	631,805	1.03	21,110,000	503,092	1.1	18,018,000

WE ADVANCED CORPORATE AND SOCIAL RESPONSIBILITY PROGRAMS.

In our 16 plus years of operating in Venezuela, we have taken our corporate and social responsibility very seriously. Our community contributions exceed our contractual obligations governed by the Las Cristinas contract. In 2007, we continued working closely with local communities and advanced several programs to help improve their quality of life.

Medical Clinic

One of the larger projects we have undertaken is the construction of a new medical clinic in Las Claritas. Construction of the facility began in August 2007 with a targeted completion date of the fourth quarter 2008. This new facility will be a larger and better equipped clinic than the existing facility.

Sewage Treatment Plant

The Company launched the construction of a sewage treatment plant that will handle the sewage needs for the local communities using an existing sewage network installed previously by Crystallex. The plant is scheduled for completion in 2008.

School and Community Groups

As well as continuing community scholarship programs, the Company made a number of donations of materials and food supplies to the local school and community groups including supplies for a new school roof and a new lunch room.

MANAGEMENT IS STRONGER THAN EVER.

In April, the Company was pleased to announce the appointment of Hemdat Sawh as Crystallex Chief Financial Officer, and William Faust as Chief Operating Officer and Senior Vice President. The Las Cristinas project team also welcomes Jose Diaz Daza as General Manager and James McMullan as Construction Manager. Please learn more about them on the back.

WE ARE CONFIDENT.

The Company can say with confidence that throughout 2007 we experienced continuing support for the Las Cristinas Project from all levels of the Venezuelan government and from local communities.

From the MinAmb correspondence in June, to the National Assembly hearings and report in October, to the numerous meetings with senior Government Officials through year end – all of this activity confirms our belief that issuance of the permit is just a matter of time.

We continue to do everything we can to bring closure to this chapter of the Las Cristinas story so we can move into the much anticipated construction phase.

I want thank all the Board members, Crystallex employees and advisors for their efforts. We are grateful for the continued support of our suppliers, local stakeholders and our shareholders new and old.

While 2007 had its challenges, we made significant progress advancing Las Cristinas. We are excited about the pending construction and subsequent operating phase of this world class deposit.

Gordon M. Thompson
President and Chief Executive Officer

PROJECTED COSTS ARE BELOW INDUSTRY AVERAGE.

Operating Costs

The new gold reserve estimate for Las Cristinas is based on an updated estimate of operating costs completed by SNC-Lavalin in the third quarter of 2007.

The average total cash operating costs (including royalties) for Las Cristinas are now estimated at US$346 per ounce over the life of the mine and US$258 per ounce during the first five years of the project.

The increase in operating costs since our last published estimate in 2005 is attributable, in part, to the general worldwide increase in commodity prices – specifically cyanide, steel, tires, mill liners, drill steel and blasting agents – and from higher labour rates.

One of the great benefits of the Las Cristinas location is that costs to date have not been significantly impacted by energy costs, reflecting Venezuela's very low and stable prices for fuel and electricity. Relatively inexpensive energy should ensure that Las Cristinas remains cost competitive on a global basis, particularly in the early years of the project.

Capital Costs

Also in third quarter of 2007, SNC-Lavalin completed an updated estimate of capital costs for the construction of Las Cristinas.

Capital costs are now estimated at US$356 million, up from the August 2005 estimate of US$293 million.

The new estimate includes approximately US$102 million that has already been spent primarily on equipment purchases and engineering services.

We currently have equipment in storage with an original purchase value of US$64 million, including the initial mining fleet and all long lead time milling equipment. This foresight should enable us to avoid equipment related construction delays, which represent a serious threat to construction schedules given the significant increase in the lead time required for some equipment pieces, notably milling components which have delivery times of up to three years.

LAS CRISTINAS HAS INCREASED ESTIMATED RESERVES AND RESOURCES.

In 2007, the commodity sector once again had an outstanding year with strong appreciation in the prices of most commodities.

Nevertheless, precious metals mining companies found themselves facing rising input costs, along with the difficulty of adding reserves to offset the pace at which ounces were being produced.

We are pleased to report that during 2007:

- Crystallex demonstrated a growing reserve and resource base.
- Our estimated operating costs at Las Cristinas remain well below the average industry costs.

In late 2006 and into early 2007, Crystallex carried out a follow-up drill program at Las Cristinas with great success.

The drill results demonstrated continuity of mineralization through the gap between the previously planned pits at Conductora and Mesones-Sofia.

It also showed that the Morrocoy zone (just northwest of the planned pit) is a fault-displaced extension of the Conductora mineralization. We believe that the Morrocoy zone is an extension of the principal deposit at Las Cristinas.

The 2006/2007 drill program positively impacted the estimated Reserves and Resources at Las Cristinas.

Measured and Indicated Resources

Measured and Indicated Resources increased to 20.76 million ounces of gold (629 million tonnes with an average gold grade of 1.03g/t), comprising Measured Resources of 146 million tonnes at a gold grade of 1.14g/t (5.38 million ounces), and Indicated Resources of 483 million tonnes at a grade of 0.99g/t (15.38 million ounces).

This represented a gain of 3.1 million ounces, or 18%, over the previous estimate of 17.66 million ounces of Measured and Indicated Resources reported in August 2005.

Inferred Resources

The estimate of additional Inferred Resources, which does not contribute towards Proven and Probable Reserves, increased to 6.28 million ounces (230 million tonnes at an average gold grade of 0.85g/t) from 4.54 million ounces (163 million tonnes at an average grade of 0.87g/t gold).

This represented an increase of 1.74 million ounces, or 38%.

Proven and Probable Reserves

Proven and Probable Reserves based on a US$550 gold price assumption are now estimated at 16.86 million ounces of gold (464 million tonnes grading 1.13g/t), comprising Proven Reserves of 113 million tonnes at a gold grade of 1.24g/t (4.48 million ounces), and Probable Reserves of 351 million tonnes at a grade of 1.10g/t (12.38 million ounces).

This represented a gain of 2.85 million ounces, or 20%, over the previous estimate of 14.01 million ounces in Proven and Probable Reserves reported in February, 2007.

The updated reserve is contained in a single open pit that is approximately 3.1km long and over 1.2km wide at its widest point, with a maximum depth of approximately 500m below surface. Mineralization is open at depth.

Full details regarding the Reserve and Resource increases and capital and operating cost estimates can be found in the 43-101 Technical Report filed on SEDAR November, 2007.

LAS CRISTINAS IS EIS APPROVED FOR THE ENVIRONMENTAL PERMIT.

In June 2007, Crystallex achieved an important milestone when the Company received official notification that we had fulfilled all the requirements for the issuance of the Las Cristinas Environmental permit.

Our project partner, the CVG, received a formal notice from the Ministry of the Environment and Natural Resources of Venezuela (MinAmb), which stated that MinAmb had approved the Environmental Impact Study (EIS) for the Las Cristinas gold project, and that "the Environmental permit will be issued following the payment of taxes and posting of the bond."

MinAmb requested the CVG to post a Compliance Guarantee Bond and pay certain environmental taxes in order to issue the permit. Crystallex posted the bond and paid the taxes in mid 2007, and we were optimistic that the permit would be issued in a timely manner.

By early fall of 2007 senior Government Officials were focusing their attention on the Constitutional Reform Referendum slated for December 2007.

Following the loss of the Referendum vote, President Chavez announced changes to his Cabinet for 2008. He also stated that they would focus on working with the business community.

THE VENEZUELAN GOVERNMENT SUPPORTS THE DEVELOPMENT OF LAS CRISTINAS.

In the fall of 2007, the Venezuelan National Assembly's Commission of Economic Development reviewed the protracted timeline for the issuance of the pending environmental permit. On October 4, the Commission held Las Cristinas hearings, which included testimony from MinAmb, MIBAM, the CVG and Crystallex.

Following the hearings, the Commission issued a formal report which concluded that the CVG and Crystallex had complied with both the feasibility study and the other legal and technical requirements for the permit to be granted by MinAmb, allowing for the construction and development of Las Cristinas Project. The Chairman of the Committee recommended that this permit be granted.

Venezuela has been our home since the early 1990s. The country has tremendous mining potential, excellent infrastructure, a trained labour force and low energy and fuel costs. The project will benefit the Company and its stakeholders as well as Venezuela, delivering long term employment (directly and indirectly), social benefits for local communities, and taxes and royalties to the Venezuelan economy.

STRENGTHENED CRYSTALLEX MANAGEMENT

In April, the Company was pleased to announce the appointment of Hemdat Sawh as Crystallex Chief Financial Officer.

A Chartered Accountant, Hemdat joined us with over 16 years of accounting and auditing experience. His previous position at Grant Thornton LLP culminated as Principal, in which he was lead supervisor for auditing teams of businesses with a concentration in publicly-listed mining companies. Hemdat had also served as CFO for Goldbelt Resources Ltd.

Hemdat holds an MBA degree in Accounting from York University, a Bachelor of Science degree in Geology from Concordia University and a Graduate Diploma in Geology from McGill University.

Also in April, our operational management team was greatly strengthened with the appointment of William Faust as Chief Operating Officer and Senior Vice President.

Mr. Faust now directs the Company's mining operations in Venezuela, including the development and pending construction and operating phase of the Las Cristinas gold project in Bolivar State.

Bill has over 28 years of engineering and management experience, particularly in open pit mining in Mexico and the Western U.S. In the past he has served as Vice President Operations for Nevada Pacific Gold Ltd., President of Pan American Silver's Mexican operations, and Vice President Operations of Eldorado Gold Corporation.

Since joining Crystallex, Bill has been active in identifying and hiring candidates to supplement the Las Cristinas project team. We are happy to report that we have added Jose Diaz Daza as General Manager at Las Cristinas and James McMullan as Construction Manager. Both Mr. Daza and Mr. McMullan join us with years of operating and construction management experience.

PROGRESS HAS BEEN ONGOING SINCE OUR CONTRACT BEGAN IN 2002.

Although we have experienced permitting delays, we have made considerable progress in advancing the development of Las Cristinas and increasing its value.

Updating the site's potential – Several drill programs at Las Cristinas have greatly increased the estimated reserves and resources, while estimated capital cost increases have been modest by industry standards and operating costs are forecast to be below industry average.

Meeting permit requirements – We have completed every step required for the final Permit needed for construction, and the government has approved each step.

Advancing community programs – As we continue with our social and community commitments in Bolivar State, Crystallex enjoys the support of local residents and regional officials for the timely development of Las Cristinas.

Building strong alliances – Venezuela's new Minister of Basic Industry and Mines (MIBAM) is also the President of the Corporacion Venezolana de Guayana (CVG), the crown corporation that contracted with Crystallex to develop and operate Las Cristinas. CVG's mandate is to promote industrial development in Bolivar State. Las Cristinas will provide much needed employment in an economically depressed region of the country.

Enhancing management – Crystallex has appointed a new CFO and a new COO, who are committed to Las Cristinas with the confidence that comes from experience. We have also hired a new General Manager and Construction Manager to keep the site and the project team operation-ready.

FINANCIALS

Crystallex


ANNUAL REPORT 2007

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the Company's audited consolidated financial statements and the related notes as at and for the year ended December 31, 2007. This MD&A should be read in conjunction with those audited consolidated financial statements.

The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A was prepared on March 31, 2008 and the Company's public filings, including its 2007 Annual Information Form, are available on SEDAR at www.sedar.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" section of this Management Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

OVERVIEW

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Corporation's principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela. The Corporation's other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (the "El Callao operations").

HIGHLIGHTS

- In June 2007, the Company received written notice from its project partner, the Corporacion Venezolana de Guayana (the "CVG"), that all the requirements of the Ministry of the Environment and Natural Resources, ("MinAmb") for the issuance of the Authorization to Affect Natural Resources (the "Permit") to commence construction at Las Cristinas had been fulfilled. The CVG notice was based on MinAmb approval of the Las Cristinas Environmental Impact Statement ("EIS"), the subsequent posting of a Compliance Guarantee Bond and payment in full of certain taxes. Accordingly, the Company believes it has satisfied all of the regulatory requirements and is in a position to receive the Permit.
- In October 2007, the Venezuelan National Assembly's Commission of Economic Development published a report following hearings on the Las Cristinas project. The report concluded that the CVG and Crystallex have met all the regulatory requirements and called for the prompt issuance of the Permit. The hearings included representatives from MinAmb, the Ministry of Basic Industries and Mining, ("MIBAM"), the CVG and Crystallex.
- Concluded a 13,566m drill program at Las Cristinas. Reserves were increased by 20% to 16.86 million ounces calculated at a gold price of $550 per ounce. Measured and indicated resources increased by 18% to 20.76 million ounces. Inferred resources increased 38% to 6.28 million ounces. The Company filed an updated Technical Report for the Las Cristinas project on SEDAR in November 2007 to support these revisions. The new reserves are contained in approximately 465 million tonnes of ore at a gold grade of 1.13 grams/tonne and have a waste to ore strip ratio of 1.38 to 1. The resulting open pit will be 1,250 meters wide, 3,100 meters long and 490 meters deep.
- As part of its continuing corporate and social responsibility commitments, the Company commenced construction of a new medical centre and sewage treatment plant to serve local communities in the vicinity of the Las Cristinas project. Both projects are currently well underway and are scheduled for completion in 2008 with a total estimated cost of $5.3 million.
- In April 2007, the Company closed a public equity financing of common shares of the Company for net proceeds of $50.7 million.
- On February 11, 2008, the Company closed a public equity financing of 32.9 million units for net proceeds of $65.0 million.

LAS CRISTINAS – PERMIT PROGRESS

During 2007, the Company's project partner, the CVG, was formally notified by MinAmb that all the requirements for the issuance of the Permit had been fulfilled. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments have been raised in discussions with Government officials, and they have recently confirmed that the Company is in good standing for the issuance of the Permit.

The Company received additional support for the issuance of the Permit in the fall of 2007, when the Venezuelan National Assembly's Commission of Economic Development reviewed the protracted timeline for the issuance of the Permit. Following its October 4th, 2007 hearings, the Commission issued a report noting that representatives from MinAmb, MIBAM, the CVG, and Crystallex had testified at their hearings. The Commission's report concluded that the CVG and Crystallex had complied with the feasibility study and other legal and technical requirements, thus allowing for the Permit to be granted by MinAmb. The Chairman of the Commission recommended MinAmb grant the Permit.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

In early 2008, Mr. Rodolfo Sanz was appointed the Minister of MIBAM and President of the CVG, having direct involvement with the Las Cristinas project in both capacities. Crystallex has met with Minister Sanz and expects to host Mr. Sanz at Las Cristinas in the near term.

Crystallex representatives have also recently met with the newly appointed Canadian Ambassador to Venezuela and provided him with an update on the Las Cristinas project. The Ambassador is very active, as is the Government of Canada in furthering the interests of Canadian companies investing in Venezuela. Following a visit to Bolivar State, the Ambassador commented that he was working to advance Canadian interests (including mining) in Bolivar State and Venezuela.

The Company is actively pursuing all channels available in Venezuela to keep the Permit issue high on the agenda of the officials responsible for promoting, authorizing and approving mineral development in Venezuela.

LAS CRISTINAS – SOCIAL INVESTMENTS AND COMMITMENTS

The Company is committed to improving and supporting the local communities in the areas of its existing mines and the Las Cristinas project. For Las Cristinas it has established an area of influence ("AOI") that includes 11 separate communities that are within 20 km of the project. In each of these areas, the focus since 2002 has been in developing reliable and safe potable water sources and systems, and in supporting local schools. The Company has also provided a significant portion of the cost of operating the current rural medical clinic in Las Claritas, the largest of the communities. The clinic staff of five, including full time coverage by two doctors, medical supplies including drugs, and other operating costs such as building maintenance and improvements are provided by the Company. Ongoing support for a variety of local needs including school supplies and improvements, local sports teams, children's Christmas parties are also provided and administered by the Company's community relations staff.

The Company is currently undertaking major new construction programs to improve infrastructure and medical service for the local communities. A new hospital that is nearly double the size of the existing rural medical clinic is under construction. It will support all communities within the AOI. It will also be equipped with new medical equipment and furnishings. This project, including previously completed design work is estimated to cost $2.8 million. In addition, the streets leading to the new hospital will be paved and the main street in Las Claritas, which is in bad repair, will be replaced.

The other major current community infrastructure project is the construction of a sewage treatment system at an estimated cost of $2.5 million including work already completed. This project will greatly improve the sanitary conditions of the three adjoining villages of Las Claritas, Nuevas Las Claritas and Santo Domingo. Most of the underground sewage piping system is already in place and the plant is due to be completed in the second half of 2008.

LAS CRISTINAS – UPDATED RESOURCES AND RESERVES

On November 7, 2007, the Company filed on SEDAR a Technical Report titled "Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela". The report included an update of the resources and reserves for the Las Cristinas project.

Proven and Probable reserves at Las Cristinas, calculated using a $550 per ounce gold price and revised operating costs, are currently estimated to be 16.86 million ounces. As detailed in the November 7, 2007 Technical Report, the estimate of operating costs has increased from $7.66 per tonne of ore in August 2005 to $9.80 per tonne of ore. Operating costs are now expected to average $258 per ounce for the first five years of production and $346 per ounce over the life of mine, based on a 20,000 tpd operating rate. Reserves were estimated assuming an average gold recovery rate of approximately 88% and variable cut-off grades of between 0.33 g/t and 0.57 g/t.

Proven and Probable Reserves for Las Cristinas are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Proven Reserves	113	1.24	4.48
Probable Reserves	352	1.10	12.38
Total Proven and Probable Reserves	**465**	**1.13**	**16.86**

Measured and Indicated resources are presently estimated at 20.76 million ounces, an 18% increase from 17.66 million ounces reported in the August 2005 Technical Report.

Measured and Indicated resources, which include reserves, are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Measured Resources	146	1.14	5.38
Indicated Resources	483	0.99	15.38
Total Measured and Indicated Resources	**629**	**1.03**	**20.76**

In addition to the Measured and Indicated Resources, Las Cristinas has estimated Inferred Resources of 6.28 million ounces (230 million tonnes at an average gold grade of 0.85 g/t).

The strip ratio is estimated at 1.38:1. The updated reserve estimate is contained in a single open pit, which is approximately 3.1 km long and 1.2 km wide at its widest point, with a maximum depth of approximately 500m. Mineralization is open at depth.

All estimates of mineral reserves and mineral resources have been estimated in accordance with the Standards on Mineral Resources and Reserve Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability.

The revised reserve and resource estimate was prepared by MDA under the direction of Steven Ristorcelli, P. Geo., Scott Hardy, P. Eng., and Thomas Dyer, P.E., all independent qualified persons for the purposes of National Instrument 43-101, with geological and sampling input from Dr. Richard Spencer, P. Geo., Crystallex's former Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101.

SELECTED ANNUAL INFORMATION

Financial Results ($000, except per share)		2007		2006 (Restated)		2005 (Restated)
Mining Revenues	$	**13,565**	$	28,088	$	24,990
Net Loss	$	**(30,451)**	$	(35,684)	$	(43,764)
Basic and Diluted Net Loss per Share	$	**(0.12)**	$	(0.15)	$	(0.22)
Weighted average shares – Basic and diluted (millions)		**256.7**		230.2		194.7
Cash Flow used in Operating Activities	$	**(34,309)**	$	(30,676)	$	(34,253)
Investing Activities						
Expenditures on PPE	$	**26,893**	$	49,788	$	92,831
Financing Activities	$	**49,215**	$	83,643	$	18,428
Financial Position ($000)						
Cash and cash equivalents	$	**16,065**	$	28,573	$	4,070
Restricted cash and cash equivalents	$	**–**	$	–	$	21,323
Total assets – Restated[1]	$	**339,240**	$	324,695	$	270,915
Outstanding Debt	$	**83,291**	$	87,697	$	96,938
Shareholders' Equity	$	**228,407**	$	199,481	$	135,475

[1] The 2006 and 2005 balances have been restated as discussed in Note 11 to the Consolidated Financial Statements.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

$,000 except per share	2007				2006			
	Q4	Q3 (Amended)	Q2 (Amended)	Q1 (Amended)	Q4	Q3	Q2	Q1
Revenue	$ 4,809	$ 2,188	$ 2,848	$ 3,720	$ 5,720	$ 9,769	$ 5,520	$ 7,079
Net Loss previously reported	$ –	$ (9,256)	$ (13,703)	$ (12,071)	$ (11,617)	$ (8,815)	$ (8,296)	$ (6,956)
Adjustment to unrealized gain		2,534	1,580	9,252	–	–	–	–
Net loss as amended	$ (8,787)	$ (6,722)	$ (12,123)	$ (2,819)	$ (11,617)	$ (8,815)	$ (8,296)	$ (6,956)
Per Share – Basic and diluted	$ (0.03)	$ (0.03)	$ (0.05)	$ (0.01)	$ (0.04)	$ (0.04)	$ (0.04)	$ (0.03)

The Q1 to Q3 2007 Net Loss have been amended to reflect the year end adjustments to unrealized gains as discussed in this MD&A and in Note 10 to the 2007 Consolidated Financial Statements.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

FINANCIAL RESULTS OVERVIEW

The Company recorded net losses of $30.45 million (($0.12) per share), $35.7 million (($0.15) per share) and $43.8 million (($0.22) per share) in 2007, 2006 and 2005, respectively.

The decrease in the net loss in 2007 compared to 2006 is due primarily to recording an unrealized foreign currency translation gain of $14.3 million relating to future income taxes compared to $Nil in 2006. This unrealized non-cash foreign currency translation gain arose from the translation into U.S. dollars at the end of the year, certain Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas project. The Company recorded an operating loss of $6.3 million at the El Callao operations in 2007 compared to an operating loss of $0.3 million in 2006, coupled with a foreign exchange loss of $4.6 million (which excludes $14.3 million unrealized gain on translation of future income taxes relating to Las Cristinas) in 2007 compared to $0.5 million foreign exchange gain in the comparative period. The El Callao operations have been impacted by the combined effects of lower production and the increasing spread between the official exchange rate and the parallel exchange rate in Venezuela as discussed in the "Income Statement" section of this MD&A. Accordingly, revenue from gold sales declined to $13.6 million in 2007 from $28.1 million in 2006. The foreign exchange loss is also due to the use of the parallel rate in translation of financial statements as opposed to the lower official rate used in previous years.

The decrease in the net loss in 2006 compared to 2005 is due primarily to recording a commodity contract loss of $3.8 million in 2005 relating to gold contract positions which were eliminated in 2005 and a $6.6 million write-down of its investment in ECM in 2005 (refer to Note 9 in the Notes to the Company's Consolidated Financial Statements). The 2005 results include $1.4 million of unrealized foreign exchange gains relating to future tax liabilities as discussed above.

Revenue from gold sales increased in 2006 compared to 2005 due to the realization of a higher average gold price on gold sales which more than offset the reduction in ounces sold.

Cash flow used in operating activities was a deficit of $34.3 million in 2007 compared with a deficit of $30.7 million in 2006 and a deficit of $34.3 million in 2005. The cash flow deficits incurred in all three years were largely attributable to corporate general and administrative expenses which approximated $20.0 million per year, interest of approximately $9.4 million per year and cash used to fund operating losses at the El Callao operations which generated an operating loss of $6.3 million in 2007.

The Company's cash position at December 31, 2007 was $16.1 million. Capital expenditures on a cash basis for Las Cristinas were $26.9 million during 2007.

EL CALLAO OPERATIONS REVIEW

Key Mine Operating Statistics (USD)

		2007		2006		2005
Operating Statistics						
Gold Production (ounces)		**33,567**		47,345		53,178
Gold Sold (ounces)		**32,815**		48,570		55,217
Per Ounce Data:						
Total Cash Cost[1,2]	$	**519**	$	540	$	420
Total Cost[1,2]	$	**557**	$	570	$	456
Average Realized Gold Price[2]	$	**413**	$	578	$	453
Average Foreign Exchange Rates (Bolivars)		**4,341**		2,150		2,150
Average Spot Gold Price	$	**695**	$	604	$	445

Key Mine Operating Statistics (Bolivars)

	2007	2006	2005
Operating Statistics			
Gold Sold (ounces)	**32,815**	48,570	55,217
Per Ounce Data: (Bolivars , thousands)			
Average Realized Gold Price	**1,794**	1,243	973
Total Cash Cost[1]	**2,388**	1,147	875
Financial Results (Bolivars, thousands)			
Mining Revenues	**58,885,665**	60,389,200	53,728,500
Total Cash Operating Cost[1]	**78,362,220**	55,709,790	48,314,875
Average Foreign Exchange Rates	**4,341**	2,150	2,150

[1] Total Cost represents the total cost of gold production, including amortization, depletion, accretion and revisions to asset retirement obligations. For an explanation, refer to the section on Non-GAAP measures at the end of this MD&A. The calculation is based on ounces of gold sold. Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.

[2] Based on the average parallel (market) exchange rate in effect in 2007 compared with the official exchange rate in 2006 and 2005. Using the official rate in 2007, the total cash cost of production was $1,048 per ounce.

Production Summary

		2007		2006		2005
Gold Production (ounces)						
Tomi Open Pits		**8,437**		19,428		30,290
Tomi Underground		**13,551**		22,210		19,811
La Victoria		**9,356**		3,260		1,491
Purchased Material		**2,223**		2,447		1,586
Total Gold Production (ounces)		**33,567**		47,345		53,178
Total Ore Processed[1] (tonnes)		**312,915**		367,667		418,414
Head Grade of Ore Processed (g/t)		**3.8**		4.4		4.2
Total Recovery Rate (%)		**87%**		92%		94%
Total Gold Recovered (ounces)		**33,567**		47,345		53,178
Total Cash Cost Per Ounce Sold	$	**519**	$	540	$	420
Mine Operating Cash Flow ($000)[2]	$	**(3,481)**	$	1,866	$	1,776
Capital Expenditures ($000)[3]		**-**		-	$	856
Net Mine Cash Flow ($000)	$	**(3,481)**	$	1,866	$	920

[1] Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

[2] Mining Revenues less Operating Expenses adjusted for non-cash items and excludes exploration costs of $1,574,000 in 2007 and $620,000 in 2006.

[3] Capital expenditures at the El Callao operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

Tomi

	2007	2006	2005
Tomi Open Pits			
Tonnes Ore Mined	**95,629**	227,845	313,599
Tonnes Waste Mined	**1,531,589**	2,287,217	1,971,402
Strip Ratio (Waste:Ore)	**16.0:1**	10.0:1	6.3:1
Tonnes Ore Processed	**105,126**	211,936	319,287
Average Grade of Ore Processed (g/t)	**2.8**	3.1	3.2
Recovery Rate (%)	**90%**	94%	93%
Production (ounces)	**8,437**	19,428	30,290
Tomi Underground			
Tonnes Ore Mined	**61,031**	89,689	72,177
Tonnes Ore Processed	**65,334**	88,183	63,319
Average Grade of Ore Processed (g/t)	**7.0**	8.4	10.2
Recovery Rate (%)	**92%**	93%	95%
Production (ounces)	**13,551**	22,210	19,811

La Victoria

	2007	2006	2005
Tonnes Ore Mined	**128,676**	64,222	24,892
Tonnes Waste Mined	**557,657**	353,052	126,704
Strip ratio (Waste:Ore)	**4.3:1**	5.5:1	5.1:1
Tonnes Ore Processed	**125,903**	51,424	25,649
Average Grade of Ore Processed (g/t)	**2.9**	2.3	2.02
Recovery Rate (%)	**79%**	86%	89%
Production (ounces)	**9,356**	3,260	1,491

Gold production in 2007 was 33,567 ounces, a reduction of 29% compared to 47,345 ounces produced in 2006.

Lower gold production in 2007 reflects reduced mining and processing activity, as well as lower ore grades and gold recovery. Open pit mining was partially impacted by heavy rainfall, poor equipment availability (particularly the long lead time required to obtain a replacement drill compressor from the United States) and a general reduction in productivity as the pits near depletion. The production of ore from the Tomi pits also declined due to higher strip ratios (the ratio of waste mined to ore mined). The strip ratio at the Tomi pits increased from 10.0:1 in 2006 to 16.0:1 in 2007. The higher strip ratio in 2007 was due largely to deeper ore in both the Fosforito and McKenzie open pits which require more waste removal prior to encountering the ore. Also contributing to the higher stripping ratio in 2007 was timing of mining of the push-backs in both pits which saw most of the waste stripping completed in 2007 to uncover ore that is to be mined in 2008. On the whole, in 2007, compared to 2006, there were fewer tonnes of waste and ore mined and a greater proportion of tonnes mined were waste

Ore processed declined by 15% in 2007 as a consequence of mining fewer tonnes of ore. Additionally, the grade of ore processed was 14% lower during 2007 compared to 2006. Lower grades were primarily attributable to the underground mine, where, in the current year, the ore feed to the mill is a mixture of lower grade ramp development ore and stope ore, whereas in 2006, the underground ore was all from the stopes, which tend to be higher grade than the ore encountered during ramp development.

Gold recovery at the Revemin mill was also lower as a greater proportion of the ore processed during 2007 was refractory ore from the La Victoria deposit. The refractory ore, which is less amenable to traditional milling processes, has lower recovery rates than the non-refractory ore from the Tomi deposits.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

Operating costs increased significantly in 2007 as a result of a general increase in the cost of operating supplies, labour, higher mining contractor rates and higher expenditures related to maintenance and repair of the processing plant (the plant additions would typically be capitalized; however, are expensed due to the short life of the operation). For comparative purposes, if 2007 costs are converted to USD using the same official rate as used in 2006, the total cash cost per ounce in 2007 was $1,048 per ounce, an increase of 94% from $540 per ounce in 2006.

At year end 2007, there were two operating pits on the Tomi concession – Mackenzie and Fosforito. Fosforito is now depleted and mining will stop at Mackenzie by mid 2008. Mining operations are also being conducted at the La Victoria pit.

The Company is evaluating a number of options for extending the life of the El Callao operations beyond 2008. The most significant project is the expansion of the La Victoria pit. The next phase of mining at La Victoria requires diverting the Yuruari River. The river diversion and other associated project investments have a preliminary estimated capital cost of approximately $9.0 million and no decision has been made on such a project. Based on the results from a 2004 drill program and associated resource estimate, the river diversion project and expanding the pit at La Victoria may add approximately 3 to 4 years of mine life to the El Callao operations. The current phase of mining at La Victoria will continue until November 2008.

The Company recently completed a drill program on the Fosforito pit at Tomi and the results will be reviewed to determine if it will be feasible to expand the pit. This is a relatively small project that, if undertaken, would require waste stripping for most of the remainder of 2008 and would then produce ore into the third quarter of 2009.

The Company is also drilling at the Tomi underground mine to determine the viability of developing the mine below its current level. Mining on the current level will be completed towards the end of the first quarter of 2008. Ramp development was suspended at the current level until the results of the drill program are assessed. Data should be available to make a decision on expanding the underground mine by the end of the second quarter of 2008; however, with the underground mine producing between 250 and 300 tonnes of ore per day, the underground evaluation will need to access the availability of additional sources of ore to maintain full capacity at the Revemin mill.

Drilling is also underway on new targets identified in 2007 on the Tomi property.

Should the Company not proceed with the La Victoria or Fosforito pit expansions, and if it is not viable to operate Revemin with ore from the underground mine only, production may cease at the El Callao operations by the end of 2008.

INCOME STATEMENT

Revenue

Mining revenue was $13.6 million in 2007, compared to $28.1 million in 2006 and $25.0 million in 2005.

In 2007, gold sales were 32,815 ounces and the Company's average realized gold price was $413 per ounce, compared to sales of 48,570 ounces at an average realized price of $578 per ounce for 2006, and 55,217 ounces at an average realized price of $453 per ounce in 2005. The realized price of gold was significantly less in 2007 compared to 2006 due to the use of the higher parallel rate of converting Bs to USD in 2007 as opposed to the official rate of 2,150 used in the translation from Bolivars ("Bs") to USD in 2006. Lower gold production in 2007 reflects progressively reduced mining and processing activity, as well as lower ore grades and gold recoveries. A higher realized gold price in 2006 more than offset the progressive reduction in production from 2005 to 2006.

The Company sold its gold production to the Central Bank of Venezuela ("CBV") for the first nine months of 2007. Sales are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs at the official rate of 2,150Bs. For USD reporting purposes, the Bs are converted back to USD; however, the re-conversion uses the higher parallel (market) rate, as the Company is not registered to apply to purchase USD at the official rate of 2,150. In practice, the Company is not buying USD, rather the Bs received from gold sales are used to fund

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

the El Callao operations. For reporting purposes, the conversion back to USD results in reportable revenue and realized prices per ounce that are well below the average USD spot gold rates for the 2007 periods. For the 2006 and 2005 comparable years, the conversion to USD for reporting purposes was at the official rate, thus the realized price per ounce figures are comparable to the average spot gold prices for the applicable years in 2006 and 2005.

In order to maximize the Bs received from gold sales, the Company informed Venezuelan authorities of its decision to sell its gold production to registered local purchasers, as they buy the gold at a significant premium to the official rate. In October 2007, the Company commenced the sale of gold production at El Callao to registered businesses at prices based on the USD spot price of gold, with settlement in Bs pegged to the parallel rate instead of selling to the CBV at the official rate.

Venezuelan Exchange Controls

In accordance with the Exchange Control regulations in Venezuela, the CBV centralizes the purchase and sale of foreign currency in Venezuela which has been fixed since 2003. The current rate of exchange is fixed at 2,150 (2.150 effective January 1, 2008) per United States Dollar ("USD"). The Venezuelan government enacted the Criminal Exchange Law that imposes strict sanctions for the exchange of Venezuelan currency with other foreign currencies through other than designated methods. The exchange regulations do not apply to certain securities which are traded within Venezuela and on recognized exchanges outside Venezuela. Therefore, the purchase in one market and sale in the other market of these dual listed securities provides an effective parallel market for the Venezuelan currency. The majority of the securities that are so traded are issued by the Venezuelan government.

The parallel or market rate in 2007 was volatile, but the trend has been consistently higher than the official rate. As a result of this spread, transactions recorded and settled in Bs have been converted to USD at the average parallel exchange rate during 2007 instead of the official rate as used in prior years. Monetary items reported in Bs have been converted using the parallel rate at year end. During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It was determined that, as consequence of the rapid decline in the valuation of the Venezuelan Bolivar, as reflected in the parallel market for foreign currencies in Venezuela, the translating from Bs to USD using the official rate was no longer appropriate. As a result, the Company determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.

Exchange Controls Impact on Revenue and Operating Costs

The Company sold its gold production to the CBV for the first nine months of 2007. Sales to the CBV are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs by the CBV at the official rate of Bs 2,150. In 2006 and 2005, for USD reporting purposes, the Company converted the Bs back to USD at the same rate of 2,150 and, as a result, the reported realized price per ounce was comparable to the actual average spot gold price for the period. However, with the parallel rate in 2007 materially above the official rate and since the Company is not registered to purchase USD in Venezuela at the official rate, it was determined that for 2007 USD reporting purposes, the Company convert the Bs revenue back to USD using the higher parallel rate. (In practice, the Company does not convert the Bs revenue to USD, rather the Bs are used to fund ongoing operations). As a consequence of receiving Bs at the official rate on gold sales, then converting back to USD at the parallel rate for reporting purposes, the Company's 2007 reported USD revenue reflects a realized price that is significantly below the average spot price for the year and below the actual price realized for the year. For example, the Company's reported realized price in 2007 is $413 per ounce as compared with the average annual spot price of $695 per ounce on which the actual gold sales are based.

Similarly, USD reported operating costs in 2007 have been reduced as a result of converting a portion of the costs to USD at the higher parallel rate in 2007 compared to the official rate used in 2006 and 2005.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

Operating Expenses

Mine operations' expenses were $19.6 million, $26.2 million and $22.1 million in 2007, 2006 and 2005, respectively.

Similar to revenues, operating expenses and unit operating costs in 2007 need to be considered in light of the spread between the official rate and the parallel rate. The 2007 USD reported costs have been reduced, in part, by the conversion of some Bs costs to USD using the higher parallel rate as opposed to the official rate used in 2006 and 2005. The total cash cost per ounce sold was $519 per ounce in 2007 compared to $540 per ounce in 2006 and $420 per ounce in 2005. Using comparable conversion rates, the total cash costs for 2007 would have equated to $1,048 per ounce. The increase in unit operating costs is attributable primarily to lower gold production and higher costs for mining contractors, labour, maintenance and operating consumables.

Amortization, Depletion and Accretion related to Asset Retirement Obligations

Amortization expense, related to the Company's El Callao operations, was $nil, $1.0 million and $2.4 million in 2007, 2006 and 2005, respectively. The reduction in amortization expense reflects the full amortization of the carrying value of the Revemin mill by the end of the third quarter of 2006. Commencing in 2005, the Company decided to amortize the remaining carrying value of the Revemin mill over a two year period to reflect the estimate at the time of a two year life of reserves to be processed at the mill. The Revemin mill still continues to process ore at El Callao.

The expense related to the Company's El Callao asset retirement obligations was $0.2 million, $0.3 million and $0.3 million in 2007, 2006 and 2005, respectively. The current ore reserves at El Callao are expected to be depleted in November 2008. The Company will be assessing the results of various drill programs during the second quarter of 2008; however, at this time, it is uncertain whether the El Callao operations will continue beyond 2008. The Company has also revised the previous estimates for mine reclamation at El Callao. The increased estimates and the earlier closure times have combined to increase the asset retirement obligations by $1.0 million in 2007.

There are no asset retirement obligations related to Las Cristinas at present.

Depletion expense, also related to the Company's El Callao operations, was $nil, $0.8 million and $0.3 million in 2007, 2006 and 2005, respectively. These results reflect the decision to write-down all of the mineral properties at El Callao by the end of 2006.

Corporate General and Administrative Expenses

Corporate General and Administrative expenses were $21.7 million in 2007 compared to $22.9 million in 2006. In 2007, an increase in payroll expenses related to severance payments to a former executive were more than offset by a reduction in legal expenses.

Comparing expenses of $22.9 million in 2006 with expenses of $23.1 million in 2005, higher legal fees, principally related to the Las Cristinas project, were partially offset by a decrease in capital taxes, payroll and travel expenses.

Corporate General and Administrative expenses include $3.1 million (2006: $2.5 million; 2005: $3.7 million) of stock-based compensation.

Interest Expense

Interest expense was $13.0 million, $12.9 million and $11.8 in 2007, 2006 and 2005, respectively. These amounts include interest accretion of approximately $3.6 million in 2007, $3.0 million in 2006, and $2.7 million in 2005, on the senior unsecured $100 million notes and on the Standard bank debt up to early 2007, both of which are instruments with debt and equity components. Interest expense for all three years includes semi-annual cash payments of $4.7 million on the $100 million notes which bear interest at 9.375% per annum and payable semi-annually. The decrease in interest expense from 2006 to 2007 reflects repayment of the Standard Bank debt in 2006 and 2007. The increase in interest from 2005 to 2006 was primarily due to the fact that the restructured Standard Bank debt, which was entered into in December 2005, was interest bearing throughout 2006.

Foreign Exchange Gains

Foreign exchange gains include unrealized non-cash amounts of $14.3 million, $Nil, and $1.4 million in 2007, 2006 and 2005, respectively. These were derived from the translation into U.S. dollars at the end of each respective year of certain Venezuelan denominated future income tax liabilities in connection with expenditures on the Las Cristinas Project. The resulting future tax liability is subject to foreign exchange translation gains and losses at each reporting period when it is re-valued into US dollars. The Venezuelan year end foreign exchange spot rate used to translate Venezuelan Bs to USD changed significantly from 2,150 Bs in 2006 to 5,500 Bs in 2007 to the USD, resulting in the opening balance future tax liability being reduced by $14.3 million and a corresponding unrealized foreign exchange gain being recorded in 2007. There was no such gain in 2006 as the exchange rate in effect in both 2006 and 2005 was at 2,150 Bs to the USD. The foreign exchange rate in 2004 was 1,920 Bs compared to 2,150 Bs in 2005 resulting in a $1.4 million unrealized gain being recorded in 2005. See Notes 10 and 11 to the 2007 Consolidated Financial Statements for additional information relating to the accounting for future income tax liabilities and restatement of prior years.

LIQUIDITY AND CAPITAL RESOURCES

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

After receipt of the Las Cristinas Permit, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company's general and administrative expenses, debt service and financing fees. The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives including public market debt, limited recourse project debt and equity.

Cash and Cash Equivalents

On December 31, 2007, the Company had cash and cash equivalents of $16.1 million, as compared with $28.6 million at December 31, 2006.

The change in the cash balance during 2007 is reconciled as follows ($ millions)

Cash and cash equivalents, December 31, 2006	$	28.6
Cash used in operating activities		(34.3)
Capital expenditures – Las Cristinas		(26.9)
Principal debt repayments		(3.6)
Total uses of cash and cash equivalents		(64.8)
Cash from issuance of common shares		52.8
Effect of exchange rate fluctuations on cash and cash equivalents		(0.5)
Cash and cash equivalents, December 31, 2007	$	16.1

At December 31, 2007, the Company's debt consisted of face value $100 million of 9.375% senior unsecured notes (the "Notes") due December 2011. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.

Cash Flow used in Operating Activities

Cash flow used in operating activities is principally affected by general and administrative expenditures, interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

The 2007 cash flow deficit from operations of $34.3 million reflects the following approximate items – cash required to fund the operating deficit of $7 million at El Callao, general and administrative expenses of $19 million, interest expense of $9 million, and net of cash inflows from interest income of $1 million.

The 2006 cash flow deficit from operations of $30.7 million reflects the following approximate items – cash required to fund the operating deficit of $2 million at El Callao, general and administrative expenses of $20 million, interest expense of $10 million, and net of cash inflows from interest income of $1 million.

The 2005 cash flow deficit from operations of $34.3 million reflects the following approximate items – cash required to fund general and administrative expenses of $20 million, interest expense of $9 million, commodity contract settlements of $12 million and net of cash inflows from El Callao of $1 million, interest income of $2 million and $4 million from working capital changes.

Investing Activities

Cash used for capital expenditures for the Las Cristinas project was $26.9 million in 2007 compared with $49.8 million in 2006 and $92.8 million in 2005. In 2006 and 2005, the Company incurred additional capital expenditures of $0.9 million and $9.9 million related to the El Callao properties, respectively.

Capital spending at Las Cristinas has declined since peaking in 2005. Reduced spending in 2006 and 2007 reflect progressively lower expenditures for engineering services and equipment procurement. The majority of the engineering design and equipment procurement was undertaken in 2005. Reduced expenditures are also due to the delay in receiving the Permit required for commencing site construction activities. With the exception of exploration drilling costs, the majority of 2007 expenditures represent ongoing costs for administering, securing and maintaining the Las Cristinas camp and for off-site equipment storage.

Since April 2004, expenditures on Las Cristinas total approximately $206 million. A Technical Report filed on SEDAR on November 7, 2007 included an updated capital estimate for Las Cristinas of $356 million. Subsequent to receipt of the Permit and renegotiation of the commercial terms of the major earthworks contracts that were awarded in 2005, a further update of capital costs will be undertaken.

The Company has spent approximately $102 million on items included in the $356 million capital estimate. The balance of $254 million is related to expenditures to be incurred during the construction phase that will commence once the Permit is received. Ongoing expenditures prior to receipt of the Permit are not included in the construction estimate. Ongoing costs include site security, camp catering, equipment storage, general site administration, environmental, and social and community development programs.

Equipment which cost approximately $64 million is in storage, principally in Houston (USA), Antwerp (Belgium) and Cape Town (South Africa) and will remain in storage until the commencement of construction at Las Cristinas.

Financing Activities

On February 11, 2008, the Company completed a public offering of 32,890,000 units at C$2.10 per unit for gross proceeds of C$69,069,000, including 4,290,000 units issuable upon the exercise of the over-allotment option by the syndicate of underwriters. Each unit consists of one common share of Crystallex and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of Crystallex at an exercise price of C$3.00 for a period expiring on the later of: (i) 18 months from the closing date of the offering which occurred on February 11, 2008 and (ii) six months following the Permit date, where the Permit date is the 45th day following the receipt by Crystallex of the Permit. The Company paid underwriting fees of C$4,144,140.

On April 24, 2007, the Company closed a public offering of 14,375,000 common shares (including 1,875,000 common shares issuable upon the exercise of an over-allotment option by the underwriters) at C$4.25 per share. Net proceeds to the Company were $50.7 million.

The Company fully repaid the $3.6 million outstanding balance of the Standard Bank loan by the end of the second quarter of 2007.

In January 2007, the Company issued 245,710 common shares to settle $0.9 million of the outstanding $1.8 million of exchangeable promissory notes due to Corporacion Vengroup, S.A., ("Vengroup"). In July 2007, the Company issued 215,190 common shares to Vengroup to settle the remaining $0.9 million balance of the exchangeable promissory notes.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's contractual obligations and commitments on an undiscounted basis, as at December 31, 2007, are tabled below:

$ millions	Less than One Year	1 - 3 Years	4 – 5 Years	More Than 5 Years	Total
Long Term Debt Repayments	$ -	$ -	$ 100.00	$ -	$ 100.00
Asset Retirement Obligations	0.70	2.70	-	-	3.40
Operating Lease Obligations and Social Commitments	3.08	0.10	0.01	-	3.19
Total contractual obligations	$ 3.78	$ 2.80	$ 100.01	$ -	$ 106.59

Under the terms of the Las Cristinas Mining Operation Contract with the CVG dated September 17, 2002 the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits. As described above, a further $254 million is expected to be spent on Las Cristinas to meet this obligation.

The Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's gold production is from the Tomi and La Victoria concessions, which are subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic of Venezuela. The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business.

RELATED PARTY AND OTHER TRANSACTIONS

The Company entered into the following transactions with related and other parties:

a) Paid underwriting and consulting fees of $3.4 million in 2007 (2006 – $2.9 million; 2005 – $0.1 million) to Macquarie Capital Markets Canada Ltd. ("Macquarie") (formerly Orion Securities Inc.) which retains the Chairman of the Company as an employee. In February 2008 the Company paid to Macquarie, underwriting fees of $2.3 million relating to the public offering of units which closed on February 11, 2008.

b) Paid consulting fees of $0.09 million in 2007 to Kingsway Capital of Canada Inc. which retains the Chairman of the Company as a director.

c) Paid legal fees of $0.7 million in 2005 to a law firm, while a partner of whom was a director of the Company.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER RESULTS

The Company recorded a net loss in the fourth quarter of 2007 of $8.8 million (($0.03) per share) which is principally attributable to the aggregate of corporate general and administrative costs, interest expense and losses at the El Callao mining operations.

Revenue from gold sales increased to $4.8 million in the fourth quarter compared to $2.2 million in the third quarter of 2007. The increase in gold sales reflects higher gold production, which was attributable to mining and processing more ore, combined with higher ore grades, less stripping and sales of gold to local buyers for higher proceeds rather than to the Central Bank of Venezuela at the official rate.

Cash flow used in operating activities was a deficit of $3.1 million for the fourth quarter of 2007 as compared with a deficit of $8.2 million for the third quarter of 2007. The cash flow deficit from operations in the fourth quarter of 2007 was largely attributable to $5.5 million of corporate general and administrative expenses which includes stock compensation expense of $1 million, $2.0 million loss at El Callao before non cash adjustments, and positive cash flows of $4.4 million relating to working capital items.

Expenditures at Las Cristinas totalled $5.5 million during the fourth quarter of 2007. These expenditures were principally related to operating the Las Cristinas camp and $0.9 million for the acquisition of additional long lead time equipment.

There was a nominal increase in cash from financing activities due to the exercise of 2,500 stock options in the fourth quarter of 2007.

The Company conducted a study on its mine closure obligations in El Callao in the fourth quarter of 2007. This study was based on closure plans submitted to the Venezuelan authorities in 2007. The plan identified increased obligations relating to re-vegetation of the tailings dam. Accordingly, this increase plus increased costs for all items identified in the plans resulted in a $1.0 million increase over the previous year's estimates. Since all of the capital assets at El Callao are written off due to a lack of reportable reserves to support their carrying values, this increase has been recorded in operations expense in the fourth quarter of 2007.

As described in detail in the subsequent section on restatement of prior periods, the Company increased the carrying value of Las Cristinas by $32 million of which $27 million related to the restatement of 2006 balances. Future tax liabilities and unrealized foreign exchange gains were recorded in the current and prior years as detailed in Notes 10 and 11 to the 2007 Consolidated Financial Statements.

RESTATEMENT OF PREVIOUS 2007 QUARTERS AND DECEMBER 2006 FINANCIAL STATEMENTS

During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It has been determined that as a consequence of the rapid decline in the valuation of the Venezuelan Bolivars as reflected in the parallel market for foreign currencies in Venezuela that the method of translation from Bolivars to United States Dollars using the official rate was no longer appropriate in the circumstances. As a result of this review, management determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

During 2007, the Company reviewed its accounting policy relating to the capitalization of interest costs incurred during the period of development on qualifying mineral properties. As a result of this review, the Company determined that certain interest costs should be capitalized under U.S. GAAP during the period of construction and development on its Las Cristinas project. Under Canadian GAAP these costs will continue to be expensed as incurred. Accordingly, note 19 to the December 31, 2006 audited consolidated financial statements have been restated to give effect to the capitalization of interest to the qualifying Las Cristinas project. These financial statements have been adjusted and re-issued and the restated figures have been incorporated in the 2007 consolidated financial statements.

In 2007, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian operations with respect to Las Cristinas. The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian operations may not be deductible in Venezuela thereby creating a difference between their accounting and tax values in Venezuela. For Canadian GAAP purposes, the amounts determined to be potentially non-deductible as at December 31, 2007 totalled $52.3 million of which $39.4 million related to 2006 and prior years. The Company recorded future tax liabilities of $14.2 million and $23.5 million in 2007 and 2006, respectively. Due to the decline in the in the parallel rate of the Venezuelan Bolivars to the USD, there is a resultant unrealized foreign exchange gain on the opening future income tax liabilities upon revaluation into US dollars. The Company recorded unrealized foreign exchange gains in 2005 and 2004 due to changes in foreign exchange rates. There were no unrealized foreign exchange gains relating to future tax balances in 2006 as the foreign exchange rates were the same in 2006 and 2005 result. The Q1, Q2 and Q3 2007 previously reported net losses have been amended to reflect the effects of unrealized foreign currency translation gains. The Q1 2007 results were significantly impacted due to the change in Bs rate to the USD from 2,150 at December 31, 2006 to 3,650 at March 31, 2007. The rate changed to 4,100, 5,010 and 5,500 at the end of Q2, Q3, and Q4 2007, respectively. Accordingly, unrealized foreign currency translation gains of $9.3 million, $1.6 million, $2.5 million and $1.0 million were recorded at the end of Q1, Q2, Q3 and Q4 2007, respectively.

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent entity in Canada. These costs will be amortized for accounting purposes but may not be for income tax purposes. Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Significant estimates used include those relating to the timing and receipt of the Las Cristinas Permit to construct, gold prices, recoverable proven and probable reserves, available resources, available operating capital, fair value of stock options and warrants, income taxes and required asset retirement obligations. These estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations

ADOPTION OF NEW ACCOUNTING POLICIES

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants, ("CICA"): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges. These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated. There is no material impact to the Company's financial statements on adoption of these new standards except for the reclassification of deferred financing fees as an offset to long-term debt.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

In 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, and Handbook Section 1535, Capital Disclosures. Handbook Sections 3862 and 3863 together supersede Handbook Section 3861, Financial Instruments – Disclosure and Presentation and provide disclosure and presentation requirements for financial instruments. Handbook Section 1535, Capital Disclosures specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non compliance. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 with early adoption permitted. The Company has elected to apply these standards for the year-ended December 31, 2007.

Future accounting pronouncements

The CICA issued new accounting standards 1400, 3031 and 3251 which are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on January 1, 2008, and 3064 which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

The company has not yet assessed the impact of Sections 1400, 3031, 3064 and 3251 on its consolidated financial statements

Under 3064 and as a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Refer to Note 3 to the 2007 consolidated financial statements for details of these new accounting standards.

FINANCIAL INSTRUMENTS

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The estimated fair value of debt is $82,000,000 (2006: $84,878,219) and is determined by discounting the contractual cash flows using market interest rates for debt with similar terms and risks.

OUTSTANDING SHARE DATA

A summary of common shares, common share options and common share purchase warrants at March 31, 2008 are tabled below:

Common Shares Issued	294,670,845
Common Share Options	12,388,088
Warrants	29,570,000
Fully Diluted Common Shares	336,628,933

CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this report due to the reasons described in "Internal Control Over Financial Reporting." The steps taken by management of the Company to address each of these areas of weakness are also described under the heading "Management's Plans to Remediate Material Weaknesses".

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2007, Management evaluated the Company's internal controls over financial reporting ("ICFR"), as defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings of the Canadian Securities Administrators. For the purposes of Management's evaluation, a weakness in the Company's ICFR would be considered to be a "material weakness" if the weakness was a significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis by Management or employees in the normal course of performing their assigned functions.

In making its assessment of the Company's ICFR as of December 31, 2007, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As of December 31, 2007, Management identified the material weaknesses in the Company's ICFR as described below.

Previously Reported:

Management identified as of December 31, 2006 the following material weaknesses:

1. Override and Monitoring of Established Controls: During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company's Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work. This weakness had the potential to result in material misstatements in the Company's consolidated financial statements.

   To address this weakness, Management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company's consolidated financial statements. Testing revealed these new controls were not operating with 100% consistency. We are continuing to educate and emphasize the importance of these controls.

2. Tax Obligation: Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela.

   Management has fully remediated this problem by hiring a qualified tax manager in Venezuela to ensure the Company's Venezuelan tax obligations are appropriately recorded and disclosed in the Company's consolidated financial statements.

3. Complex Accounting Issues – US GAAP: Management had concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues. This weakness has the potential to result in material misstatements in the Company's US GAAP reconciliation note in its financial statements.

   Management has fully remediated this weakness through the hiring of qualified staff with proficiency and experience in US GAAP. Staff is being supported in their professional development activities to gain additional competence in US GAAP. The Company has made arrangements to access appropriate external advisors to review on an as needed basis all US GAAP accounting matters relating to the Company's consolidated financial statements.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

4. Segregation of Duties: During the process of review and evaluation Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company's consolidated financial statements.

   Management has fully remediated this weakness by hiring additional competent staff at the subsidiary level and changing the review and approval procedures in the preparation of subsidiary operating results. Management continues to perform additional procedures in relation to the subsidiary operating results included in the Company's consolidated financial statements.

Current Year:

As enunciated below, the Company has determined that internal control over financial reporting was not effective in preventing possible material misstatements without further substantive work. Accordingly, additional substantive procedures were applied subsequently to provide assurance that such misstatements do not exist, and accordingly believes that the consolidated financial statements are now free from material misstatements. In addition, the Company has commenced a number of remediation steps to rectify such weaknesses in order to diminish the possibility of a material misstatement in 2008. These are outlined below.

Management has identified as of December 31, 2007 the following material weaknesses:

(a) There are insufficient controls to monitor and prevent the override of established controls at the Company's subsidiaries with respect to existing policies and procedures, communication of the delegation of authority and the timeliness of financial analysis and reporting, primarily in remote locations.

(b) The Company did not consistently maintain implementation of effective controls over the purchasing function relating to the documentation of the arrangements with certain suppliers at the parent entity level and the authorization and approval of both suppliers and services at remote locations.

(c) The Company did not design and maintain effective controls over the identification and recognition of timing differences in accounting for future income taxes. This resulted in an audit adjustment to the Company's December 31, 2007 consolidated financial statements and the restatement of the Company's December 31, 2006 and 2005 consolidated financial statements with respect to mineral properties, future income taxes and operations.

Each of these material weaknesses could result in a material misstatement to the Company's annual consolidated financial statements that would not be prevented or detected. Material weaknesses (a) and (b) noted above could also result in unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses described above, Management has concluded that, as at December 31, 2007, the Company's internal control over financial reporting was not effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

Management's Plans to Remediate Material Weaknesses

Management, under the Board's direction, has undertaken significant additional work to ensure the consolidated financial statements are free from material misstatement that may not have been prevented or detected as a result of the material weaknesses noted. Furthermore, Management has identified and commenced the implementation of additional internal control procedures, particularly in remote locations, to ensure the acquisition, use or disposal of the Company's assets are appropriately authorized.

Management has taken the following steps to address the weaknesses identified:

(a) Monitoring and override of established controls: Management continues to work with the subsidiary managers, particularly at remote locations, to ensure corporate policies and internal control procedures are respected by all and information is provided on a timely basis. Training and coordination of activities amongst the senior managers of the subsidiaries is ongoing.

(b) Controls over the purchasing function: Management has begun a process of renewing and updating the physical documentary support for existing service providers and suppliers and establishing a regimen of pre-qualifying potential new service providers and suppliers. Management has implemented additional controls at the subsidiary level to ensure appropriate approval and timely authorization of suppliers. We are continuing to reinforce compliance with these controls.

(c) Controls over accounting for income tax timing differences: Management continues to work with independent expert advisors, in both Canada and Venezuela, to ensure the timely identification of those items giving rise to timing differences for income tax purposes. Management has implemented controls to ensure the valuation basis, for both accounting and tax reporting purposes, of the Company's assets, is identified, recorded and retained for financial reporting purposes.

RISK FACTORS

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2007 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Corporation's mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Corporation's mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled. The CVG confirmed that MinAmb's approval of the Las Cristinas Environmental Impact Study, together with Crystallex's payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represented the final steps in the process for the issue of the Permit. CVG's notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit would be issued following the payment of the taxes and the posting of the bond. Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation's primary project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Corporation's business, and may result in the need for additional financing. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2.15 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation's operations, including its ability to satisfy its foreign currency obligations.

Mining Operation Contract

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See "Las Cristinas Project – Mining Operation Contract" in the AIF. The Mining Operation Contract is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mining Operation Contract. The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mining Operation Contract. Failure to do so could result in the CVG having the right to terminate the Mining Operation Contract. In addition, the CVG is party to an agreement dated May 16, 2002 with MIBAM. As the CVG's rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Corporation has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mining Operation Contract.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the Mining Operation Contract, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project. Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade. The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mining Operation Contract to negotiate the exploitation of the copper with the Corporation; and

(b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation's right under the Mining Operation Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

The Corporation's business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela. At any time, a number of draft mining laws may be proposed. There is no assurance when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted. Any changes to current Venezuelan mining law may adversely affect the Corporation's ability to develop and operate the Corporation's Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the "Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated" (the "Decree Law"), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly. In order for amendments to the mining law to be enacted into law, it must be accepted in the Venezuelan National Assembly and undergo a review by the Permanent Commission of Energy and Mines. The detailed provisions of the Draft Mining Bill are then debated in the National Assembly, and finally the Draft Mining Bill must be approved by the President of Venezuela. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings – Withdrawal of MINCA Litigation – Vanessa Arbitration" in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation and continued to purchase all of the Corporation's gold production through the end of the third quarter of 2007. In October 2007, the Corporation began selling all of its gold production to accredited third parties in Venezuela. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation's export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation's revenues, cash flow and profitability in the short-term.

For the Year Ended December 31, 2007 (All dollar amounts in US dollars, unless otherwise stated)

Unauthorized Miners

The Corporation's operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the "Forest Reserve"). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, the Mining Operation Contract does not transfer any property ownership rights to the Corporation.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. The Ministry of the Environment and Natural Resources ("MinAmb") approved the Las Cristinas EIS in June 2007; and, based on this approval, the Corporation posted a Compliance Guarantee Bond and paid certain surface taxes. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Corporation's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation's properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

Under the terms of the Mining Operation Contract, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mining Operation Contract. In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing. In establishing its funding requirements, the Corporation has assumed that costs incurred during the construction phase of Las Cristinas will receive an exoneration from the 9% Value Added Tax ("VAT"). Venezuelan Law allows for but does not guarantee the granting of exoneration of VAT on goods and services, including expenses in Venezuela, related to the construction and development of mining projects. Crystallex will apply for an exoneration of VAT during the construction phase of Las Cristinas. If the Corporation does not receive the construction period VAT exoneration, sufficient additional funds would need to be raised to cover the development phase. The construction period VAT can then be recovered by the Corporation during the production phase of the Las Cristinas project.

The Corporation may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Corporation elects to raise commercial bank limited recourse project debt, the Corporation will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Corporation. Although the Corporation has completed an Environmental Impact

Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles, there can be no assurances that potential lenders will conclude that the project is in compliance with the Equator Principles. In this case, some institutions may decide not to lend to the project, or the financing timeline may be extended while the Corporation addresses the concerns of the banks.

Despite the financings that have been completed by the Corporation, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mining Operation Contract.

Reserve and Resource Estimates

The Corporation's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation's profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Corporation's Tomi and La Victoria operations and Revemin mill currently account for all of the Corporation's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation's financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation's future performance.

Production Risks

The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation's profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

The Corporation's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Crystallex believes that the allowances made are consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall regions in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Corporation's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation's permits that could have a significant adverse impact on the Corporation's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2007, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$841 per ounce. To date in 2008 the price of gold has attained U.S.$1,000 per ounce.

The Corporation's revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price. If the gold price is below the cost of production at any of the Corporation's operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation's profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation's profitability, cash flows and financial position.

Credit and Market Risks

The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Corporation's cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department and occasionally from the Venezuelan Central Bank.

The Corporation can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Dependence on Key Employees

The Corporation's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees. The Corporation does not have a senior management retention program.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Company's internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2007. Management's evaluation of, and report on, the Company's internal controls over financial reporting is set out in this Management Discussion and Analysis under the section Controls and Procedures – Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective and the Corporation has described the plans to remediate the material weaknesses described therein.

There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation's internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation's common shares to decline and could lead to shareholder litigation. In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management is in the process of remediating the material weaknesses discovered in fiscal 2007. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

- the Corporation's operating performance and the performance of competitors and other similar companies;
- the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities;
- changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
- changes in general economic conditions;
- the number of the common shares to be publicly traded after this offering;
- the arrival or departure of key personnel;
- acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and
- gold price volatility.

In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation's success and are, therefore, not within the Corporation's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation's share price volatile and suggests that the Corporation's share price will continue to be volatile in the future.

Potential Dilution

As at March 28, 2008, the Corporation has outstanding options to purchase 12,388,088 common shares of the Corporation (including 1,094,333 options outstanding that were not fully vested) and warrants to purchase 29,570,000 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation's current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation's assets and the assets of a majority of the Corporation's directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operating at full capacity. The Corporation's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will become profitable in the near future. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation's shares and the underlying commodities markets.

NON GAAP MEASURES – TOTAL CASH COSTS

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total costs and total cash costs per ounce may be reconciled to the Operations Expense as follows:

$000 (except per ounce data)		2007		2006		2005
Operations Expense per Financial Statements	$	**19,629**	$	26,244	$	22,118
Add (less) : Revised Asset Retirement Obligations		**(1,009)**		599		1,096
Less Exploration Expenditures		**(1,574)**		(621)		-
Total Cash Operating Costs		**17,046**		26,222		23,214
Amortization, Accretion and Depletion		**1,220**		1,473		1,946
Total Operating Costs	$	**18,266**	$	27,695	$	25,160
Gold Ounces Sold		**32,815**		48,570		55,217
Total Cash Cost Per Ounce US$	$	**519**	$	540	$	420
Total Cost Per Ounce US$	$	**557**	$	570	$	456

Bolivars, Thousands (except per ounce data)	2007	2006	2005
Operating Costs	**85,209,489**	57,045,950	48,295,450
Less: Exploration Expenditures	**(6,832,734)**	(1,335,150)	-
Total Cash Operating Costs	**78,376,755**	55,710,800	48,295,450
Amortization, Accretion and Depletion	**915,951**	3,833,450	5,798,550
Total Operating Costs	**79,292,706**	59,544,250	54,094,000
Gold Ounces Sold	**32,815**	48,570	55,217
Total Cash Cost Per Ounce in Bolivars, Thousands	**2,388**	1,147	875
Total Cost Per Ounce in Bolivars, Thousands	**2,416**	1,226	980

RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors which, among other things, is responsible for the consolidated financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements and internal controls. The Board of Directors delegates to the Audit Committee the responsibility for ensuring that management fulfils its responsibilities in respect of financial reporting and internal control. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The consolidated financial statements have been prepared using appropriate generally accepted accounting principles and estimates considered necessary by management to present fairly and consistently the consolidated financial position and the results of operations.

The Company's Audit Committee is appointed by the Board of Directors annually and is currently comprised of three independent directors. The Committee meets regularly with management and with the independent auditors to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditors' report. PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

As enunciated below, the Company has determined that internal control over financial reporting was not effective in preventing possible material misstatements without further substantive work. Accordingly, additional substantive procedures were applied subsequently to provide assurance that such misstatements do not exist, and accordingly believes that the consolidated financial statements are now free from material misstatements. In addition, the Company has commenced a number of remediation steps to rectify such weaknesses in order to diminish the possibility of a material misstatement in 2008. These are outlined below.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over financial reporting for the Company.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as at December 31, 2007 based on the criteria set forth in "Internal Control–Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual financial statements will not be prevented or detected.

As at December 31, 2007, the Company identified material weaknesses as follows:

(a) There are insufficient controls to monitor and prevent the override of established controls at the Company's subsidiaries with respect to existing policies and procedures, communication of the delegation of authority and the timeliness of financial analysis and reporting, primarily in remote locations.

(b) The Company did not consistently maintain implementation of effective controls over the purchasing function relating to the documentation of the arrangements with certain suppliers at the parent entity level and the authorization and approval of both suppliers and services at remote locations.

(c) The Company did not design and maintain effective controls over the identification and recognition of timing differences in accounting for future income taxes. This resulted in an audit adjustment to the Company's December 31, 2007 consolidated financial statements and the restatement of the Company's December 31, 2006 and 2005 consolidated financial statements with respect to mineral properties, future income taxes and operations.

Each of these material weaknesses could result in a material misstatement to the Company's annual consolidated financial statements that would not be prevented or detected. Material weaknesses (a) and (b) noted above could also result in unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses described above, Management has concluded that, as at December 31, 2007, the Company's internal control over financial reporting was not effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

MANAGEMENT'S PLANS TO REMEDIATE MATERIAL WEAKNESSES

Management, under the Board's direction, has undertaken significant additional work to ensure the consolidated financial statements are free from material misstatement that may not have been prevented or detected as a result of the material weaknesses noted. Furthermore, Management has identified and commenced the implementation of additional internal control procedures, particularly in remote locations, to ensure the acquisition, use or disposal of the Company's assets are appropriately authorized.

Management has taken the following steps to address the weaknesses identified:

(a) Monitoring and override of established controls: Management continues to work with the subsidiary managers, particularly at remote locations, to ensure corporate policies and internal control procedures are respected by all and information is provided on a timely basis. Training and coordination of activities amongst the senior managers of the subsidiaries is ongoing.

(b) Controls over the purchasing function: Management has begun a process of renewing and updating the physical documentary support for existing service providers and suppliers and establishing a regimen of pre-qualifying potential new service providers and suppliers. Management has implemented additional controls at the subsidiary level to ensure appropriate approval and timely authorization of suppliers. We are continuing to reinforce compliance with these controls.

(c) Controls over accounting for income tax timing differences: Management continues to work with independent expert advisors, in both Canada and Venezuela, to ensure the timely identification of those items giving rise to timing differences for income tax purposes. Management has implemented controls to ensure the valuation basis, for both accounting and tax reporting purposes, of the Company's assets, is identified, recorded and retained for financial reporting purposes.

Johan van't Hof	Gordon Thompson	Hemdat Sawh
Chairman of the Audit Committee	President & Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Crystallex International Corporation

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Crystallex International Corporation (the "Company") as at December 31, 2007. Our opinions, based on our audit, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheet of Crystallex International Corporation as at December 31, 2007, and the related consolidated statement of operations and comprehensive operations, cash flows and shareholders' equity for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company's financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007, the following material weaknesses have been identified and described in Management's Report On Internal Control Over Financial Reporting: insufficient controls to monitor and prevent the override of established controls at the Company's subsidiaries, lack of effective controls over the purchasing function relating to the documentation of the arrangements with certain suppliers at the parent entity level and the authorization and approval of both suppliers and services at remote locations, and lack of the design and operation of controls over the identification and recognition of timing differences in accounting for income taxes.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Crystallex International Corporation

We have audited the consolidated balance sheet of Crystallex International Corporation as at December 31, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crystallex International Corporation as at December 31, 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

As described in Note 11 to the consolidated financial statements, the consolidated financial statements as at December 31, 2006 and for each of the years in the two-year period ended December 31, 2006 have been restated. We therefore withdraw our previous audit report dated March 27, 2007, except as to then Note 17, which is as at March 29, 2007, and October 22, 2007 as to the effects of the previous restatement described in then Note 19.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 27, 2007, except as to Note 18 which is as of October 22, 2007, and March 28, 2008 as to the effects of the restatement described in Note 11.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2007 and 2006 (Expressed in United States dollars)

	2007	2006 Restated (Note 11)
ASSETS		
Cash and cash equivalents	$ 16,065,203	$ 28,573,142
Accounts receivable	1,169,312	490,090
Inventories (Note 4)	2,142,374	4,867,577
Prepaid expenses and other	1,978,953	4,250,970
	21,355,842	38,181,779
PROPERTY, PLANT AND EQUIPMENT (Note 5)	317,179,327	283,407,219
DEFERRED FINANCING FEES (Note 6)	-	2,595,627
OTHER	705,327	510,029
TOTAL ASSETS	$ 339,240,496	$ 324,694,654
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 10,868,261	$ 12,791,456
Current portion of debt (Note 6)	-	3,172,559
Current portion of asset retirement obligations (Note 7)	566,786	239,408
	11,435,047	16,203,423
DEBT (Note 6)	83,291,377	84,524,929
ASSET RETIREMENT OBLIGATIONS (Note 7)	1,864,240	971,167
FUTURE INCOME TAXES (Note 10)	14,242,886	23,514,101
TOTAL LIABILITIES	110,833,550	125,213,620
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 8)	503,489,584	448,100,697
CONTRIBUTED SURPLUS	27,123,608	23,135,187
ACCUMULATED OTHER COMPREHENSIVE INCOME	11,958,981	11,958,981
DEFICIT	(314,165,227)	(283,713,831)
TOTAL SHAREHOLDERS' EQUITY	228,406,946	199,481,034
	$ 339,240,496	$ 324,694,654

COMMITMENTS AND CONTINGENCIES (Note 14)

Gordon M. Thompson, Director

Johan van't Hof, Director

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS

Years ended December 31, 2007, 2006, 2005 (Expressed in United States dollars)

	2007	2006 Restated (Note 11)	2005 Restated (Note 11)
MINING REVENUE	$ 13,565,167	$ 28,087,764	$ 24,989,681
OPERATING EXPENSES			
Operations	19,628,681	26,244,665	22,117,746
Amortization	-	949,996	2,366,312
Accretion of asset retirement obligations	211,256	288,376	345,460
Depletion	-	833,427	330,472
	19,839,937	28,316,464	25,159,990
OPERATING LOSS	(6,274,770)	(228,700)	(170,309)
OTHER EXPENSES			
General and administrative	21,688,357	22,860,917	23,126,395
Interest on debt	13,009,439	12,945,985	11,809,087
Amortization of property, plant and equipment	63,464	104,165	705,414
Amortization of deferred financing fees	-	597,710	342,882
	34,761,260	36,508,777	35,983,778
COMMODITY CONTRACT LOSS	-	-	(3,770,835)
LOSS BEFORE OTHER ITEMS	(41,036,030)	(36,737,477)	(39,924,922)
OTHER ITEMS			
Interest and other income	1,094,198	1,159,586	1,926,425
Foreign exchange gain	9,732,746	459,734	249,888
Gain on settlement of debt (Note 6)	-	-	875,610
Investment in subsidiaries (Note 9)	-	-	(6,600,000)
	10,826,944	1,619,320	(3,548,077)
NET LOSS BEFORE INCOME TAX EXPENSE	(30,209,086)	(35,118,157)	(43,472,999)
INCOME TAX EXPENSE (Note 10)	(242,310)	(566,072)	(291,436)
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(30,451,396)	(35,684,229)	(43,764,435)
DEFICIT, BEGINNING OF YEAR	(283,713,831)	(248,029,602)	(204,265,167)
DEFICIT, END OF YEAR	$ (314,165,227)	$ (283,713,831)	$ (248,029,602)
NET LOSS PER SHARE			
- Basic and diluted	$ (0.12)	$ (0.15)	$ (0.22)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING			
- Basic and diluted	256,668,551	230,229,162	194,729,931

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

	2007	2006	2005 Restated (Note 11)
CASH FLOWS FROM (USED) IN OPERATING ACTIVITIES			
Net loss for the year	$ **(30,451,396)**	$ (35,684,229)	$ (43,764,435)
Items not affecting cash:			
Amortization and depletion	**63,464**	2,485,298	3,745,080
Interest accretion on debt	**3,567,170**	2,960,413	2,672,895
Stock-based compensation	**3,111,561**	2,463,691	3,665,894
Accretion of asset retirement obligations	**211,256**	288,376	345,460
Increases (reductions) in asset retirement obligations	**1,009,195**	(598,539)	(1,095,903)
Directors' fees paid in shares	**148,000**	60,000	190,000
Investment in subsidiaries	**-**	-	6,600,000
Gain on settlement of debt	**-**	-	(875,610)
Unrealized gain on translation of future income taxes (Note 10)	**(14,322,229)**	-	(1,442,481)
Unrealized foreign exchange loss	**2,274,657**	-	-
Unrealized commodity contract gain	**-**	-	(8,265,111)
Warrants issued for professional fees	**-**	1,365,839	-
Changes in other operating assets and liabilities:			
Decrease (increase) in accounts receivable	**(579,772)**	391,444	(351,627)
Decrease (increase) in inventories	**2,725,203**	(2,300,756)	(782,033)
Decrease (increase) in prepaid expenses and other	**609,840**	(1,166,947)	(2,231)
Increase (decrease) in accounts payable and accrued liabilities	**(2,676,135)**	(940,265)	5,107,126
	(34,309,186)	(30,675,675)	(34,252,976)
CASH FLOWS FROM (USED) IN INVESTING ACTIVITIES			
Investment in property, plant and equipment	**(26,892,775)**	(49,787,854)	(92,831,304)
Decrease in restricted cash and cash equivalents	**-**	21,323,163	76,682,473
Decrease in short-term investments	**-**	-	30,277,280
	(26,892,775)	(28,464,691)	14,128,449
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES			
Issuance of common shares	**52,792,543**	82,951,454	15,892,242
Issuance of warrants	**-**	5,972,069	272,926
Debt borrowings	**-**	-	7,673,793
Debt repayments	**(3,577,355)**	(5,202,552)	(4,512,500)
Deferred financing fees	**-**	(77,482)	(898,657)
	49,215,188	83,643,489	18,427,804
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(11,986,773)**	24,503,123	(1,696,723)
EFFECTS OF EXCHANGE RATE FLUCTUATIONS ON CASH	**(521,166)**	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**28,573,142**	4,070,019	5,766,742
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **16,065,203**	$ 28,573,142	$ 4,070,019

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Warrants	Contributed Surplus	Equity Component of Exchangeable Bank Loan	Cumulative Translation Adjustment	Accumulated Other Comprehensive Income	Deficit (Restated) (Note 11)	Total (Restated) (Note 11)
Balance at December 31, 2004	189,836,735	$306,031,783	13,008,235	$ 31,824,328	$ –	$ 11,958,981	$ –	$(204,265,167)	$145,549,925
Retroactive adjustment (Note 3)	–	–	–	–	–	(11,958,981)	11,958,981	–	–
Shares issued									
Unit offering	200,000	466,549	450,000	272,926	–	–	–	–	739,475
Exercise of options	775,000	1,196,957	–	(143,934)	–	–	–	–	1,053,023
Issuance of shares under equity draw down facility	12,273,236	17,394,493	–	–	–	–	–	–	17,394,493
Acquisition of non-controlling interest	1,467,136	3,000,000	–	–	–	–	–	–	3,000,000
Exercise of warrants	3,418,500	8,210,355	(3,418,500)	(3,129,998)	–	–	–	–	5,080,357
Directors' fees	65,186	190,000	–	–	–	–	–	–	190,000
Share exchange – El Callao	523	1,487	–	–	–	–	–	–	1,487
Exchangeable debt	–	–	–	–	2,564,366	–	–	–	2,564,366
Stock-based compensation	–	–	–	3,665,894	–	–	–	–	3,665,894
Warrants expired	–	–	(1,042,008)	–	–	–	–	–	-
Loss for the year (Restated)	–	–	–	–	–	–	–	(43,764,435)	(43,764,435)
Balance at December 31, 2005 (Restated)	208,036,316	$336,491,624	8,997,727	$ 32,489,216	$ 2,564,366	$ –	$ 11,958,981	$(248,029,602)	$135,474,585
Shares issued:									
Unit offerings	20,924,000	51,208,985	17,312,500	5,972,069	–	–	–	–	57,181,054
Exercise of options	1,641,800	5,490,735	–	(1,838,981)	–	–	–	–	3,651,754
Issuance of shares under equity draw down facility	1,661,130	4,317,661	–	–	–	–	–	–	4,317,661
Settlement of promissory note	611,300	1,800,000	–	–	–	–	–	–	1,800,000
Settlement of bank loan	3,765,841	7,641,266	–	–	(2,564,366)	–	–	–	5,076,900
Exercise of warrants	8,764,682	41,089,701	(8,764,682)	(17,316,647)	–	–	–	–	23,773,054
Directors' fees	19,170	60,000	–	–	–	–	–	–	60,000
Share exchange - El Callao	255	725	–	–	–	–	–	–	725
Stock-based compensation	–	–	–	2,463,691	–	–	–	–	2,463,691
Warrants issued for professional fees	–	–	500,000	1,365,839	–	–	–	–	1,365,839
Warrants issued in exchange for early exercise of warrants	–	–	875,000	–	–	–	–	–	-
Warrants expired	–	–	(233,045)	–	–	–	–	–	-
Loss for the year	–	–	–	–	–	–	–	(35,684,229)	(35,684,229)
Balance at December 31, 2006 (Restated)	245,424,494	$448,100,697	18,687,500	$ 23,135,187	$ –	$ –	$ 11,958,981	$(283,713,831)	$199,481,034
Shares issued:									
Public offering	14,375,000	50,701,111	–	–	–	–	–	–	50,701,111
Exercise of options	858,591	1,622,286	–	(411,734)	–	–	–	–	1,210,552
Settlement of promissory note	460,900	1,800,000	–	–	–	–	–	–	1,800,000
Exercise of warrants	501,500	1,117,190	(501,500)	(236,310)	–	–	–	–	880,880
Directors' fees	38,508	148,000	–	–	–	–	–	–	148,000
Share exchange – El Callao	79	300	–	–	–	–	–	–	300
Stock-based compensation	–	–	–	4,636,465	–	–	–	–	4,636,465
Loss for the year	–	–	–	–	–	–	–	(30,451,396)	(30,451,396)
Balance at December 31, 2007	261,659,072	$503,489,584	18,186,000	$ 27,123,608	$ –	$ –	$ 11,958,981	$(314,165,227)[1]	$228,406,946

[1] Includes total comprehensive deficit for the twelve months ended December 31, 2007 of $302,206,246 (2006 – $271,754,850).

The accompanying notes are an integral part of the consolidated financial statements.

1. NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. On February 11, 2008, the Company completed a public offering for gross proceeds of CDN$69,069,000 (Note 17). Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Authorization to Affect Natural Resources (the "Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production. The Company received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project. The Company further received notice in June 2007 from the Corporación Venezolana de Guayana ("CVG"), that the requirements of the Ministry of the Environment and Natural Resources of Venezuela ("MinAmb" formerly referred to as "MARN") for the issuance of the environmental permit to commence construction of the Las Cristinas Project have been fulfilled upon the posting of a Compliance Guarantee Bond and payment of certain taxes.

The carrying value of the Las Cristinas assets could be subject to material write-down in the event that the Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in the future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, except for certain new pronouncements which have been adopted effective January 1, 2007 as described in Note 3, are summarized as follows.

These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 18.

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, all of which are controlled through the ownership of a majority voting interest. All inter-company balances and transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses, except for expenses related to non-monetary assets which are not historical, are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in the Consolidated Statement of Operations and Comprehensive Operations.

The Company translates monetary assets and liabilities that are denominated in foreign currencies at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at average rates in the month except for depreciation and amortization, which are translated using the same rates as the related assets. Foreign exchange gains and losses on monetary items are recorded on the statement of operations as they occur.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization is being provided for using the straight-line method over the following periods, not to exceed the mine's estimated life:

Buildings	5 years
Field vehicles	5 years
Furniture and equipment	5 years
Mill and plant	20 years
Mining equipment	10 years

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset which is amortized and charged to amortization expense over the life of the associated asset. The liability is increased over the period of expected cash flows with a corresponding charge to operating expenses. The fair value of the obligation for asset retirement is re-assessed annually.

Impairment of long lived assets

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs.

The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value, which is measured using discounted cash flows.

Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of timing differences by applying substantively enacted statutory income tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it is more likely than not that some or all of the future income tax assets will not be realized.

Revenue recognition

Revenue from mining operations are recognized upon shipment of gold, when title has passed to the customer, when persuasive evidence of an arrangement exists, and collection of the sale is reasonably assured.

Deferred financing fees and debt

Until December 31, 2006, transaction costs related to the Company's debt financings were deferred and amortized over the term of the related financing. As a result of new accounting standards effective January 1, 2007, the Company has elected to record debt net of transaction costs. Debt is subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the debt using the effective interest method.

Loss per share

Loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted per share amounts are calculated using the treasury stock method. In 2007, 2006 and 2005, the potential effect of the outstanding convertible notes, stock options and warrants were anti-dilutive.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in Note 8. The Company accounts for stock options using the fair value method, whereby compensation expense for stock options is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of debt is disclosed in Note 6.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used include those relating to the timing and receipt of the Permit, gold prices, recoverable proven and probable reserves, available resources, available operating capital, fair value of stock options and warrants, income taxes and required asset retirement obligations. These estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations.

While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

Comparative figures

The comparative figures have been reclassified, where necessary, to conform to the presentation adopted for 2007.

3. CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

In 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), and Handbook Section 3865, Hedges (Section 3865). These new standards became effective for the Company on January 1, 2007.

Section 1530 – Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income ("OCI"). OCI is the change in shareholders' equity, which results from transactions and events from sources other than the Company's activities. These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments. The Company has included a Consolidated Statement of Operations and Comprehensive Operations for changes in these items for the year ended December 31, 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category of shareholders' equity in the Consolidated Balance Sheet. The cumulative translation adjustment has been retroactively reclassified to AOCI.

Section 3855 – Financial Instruments – Recognition and Measurement

Under the new standards, financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below. All financial assets or liabilities, with the exception of those securities designated as "held-to-maturity" ("HTM"), financial assets designated as "available-for-sale" ("AFS"), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Operations. Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost. Financial instruments classified as AFS are measured at fair value,

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in income of the current period, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

Section 3865 – Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges. These criteria have not changed substantially. Any hedge ineffectiveness is measured and recorded in income of the current period. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

The Company did not have any outstanding hedging contracts as at December 31, 2007 and December 31, 2006.

There was no material impact to the Company's financial statements on adoption Sections 1530, 3855 and 3865.

Sections 1535, 3862 and 3863

In 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, and Handbook Section 1535, Capital Disclosures. Handbook Sections 3862 and 3863 together supersede Handbook Section 3861, Financial Instruments – Disclosure and Presentation and provide disclosure and presentation requirements for financial instruments. Handbook Section 1535, Capital Disclosures specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non compliance. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 with early adoption permitted. The Company has elected to apply these standards for the year-ended December 31, 2007.

Future accounting pronouncements

The CICA issued new accounting standards which are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on January 1, 2008 and 2009.

Handbook Section 1400, "General Standards of Financial Statement Presentation". This section was amended so as to include the criteria for determining and presenting the Company's ability to continue as a going concern.

Handbook Section 3031, "Inventories". This section establishes standards for the measurement of inventories, allocations of overhead accounting for write-down and disclosures.

Handbook Section 3251, "Equity". This section establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1535.

The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company has not yet assessed the impact of Sections 1400, 3031, 3064 and 3251 on its consolidated financial statements.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

4 INVENTORIES

	2007	2006
Gold in doré	$ 397,543	$ 524,360
Gold in process	296,538	563,746
Stockpiled ore	33,229	958,271
Consumables and spare parts	1,415,064	2,821,200
	$ 2,142,374	$ 4,867,577

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

2007	Cost	Accumulated Amortization and Depletion	Net Book Value
Plant and equipment	$ 121,890,469	$ 9,066,587	$ 112,823,882
Mineral properties	212,262,022	7,906,577	204,355,445
	$ 334,152,491	$ 16,973,164	$ 317,179,327

2006 Restated (Note 11)	Cost	Accumulated Amortization and Depletion	Net Book Value
Plant and equipment	$ 113,865,685	$ 9,003,122	$ 104,862,563
Mineral properties	186,451,233	7,906,577	178,544,656
	$ 300,316,918	$ 16,909,699	$ 283,407,219

The net book values of property, plant and equipment by location are as follows:

2007	Plant and Equipment	Mineral Properties	Total
Las Cristinas	$ 112,723,890	$ 204,355,445	$ 317,079,335
Corporate	99,992	-	99,992
	$ 112,823,882	$ 204,355,445	$ 317,179,327

2006 Restated (Note 11)	Plant and Equipment	Mineral Properties	Total
Las Cristinas	$ 104,691,650	$ 178,544,656	$ 283,236,306
Corporate	170,913	-	170,913
	$ 104,862,563	$ 178,544,656	$ 283,407,219

Plant and equipment for Las Cristinas are not subject to amortization as they have not been placed in use.

Property, plant and equipment is summarized as follows:

Las Cristinas

On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the Corporación Venezolana de Guayana ("CVG"), acting under the authority of the Ministry of Energy and Mines of Venezuela ("MEM"), pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale. As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

The aggregate cost incurred by the Company to December 31, 2007 to obtain the right to exploit the area is $317,079,335, represented by $266,627,080 of payments in cash, $32,003,206 related to future income taxes, $16,924,146 made through the issuance of common shares of the Company, and $1,524,903 made through stock options issues by the Company. Costs are comprised of property payment and finders' fees of $36,170,393 ($24,978,317 in cash and $11,192,076 through shares); professional fees and related expenses of $136,151,846 ($130,419,776 in cash and $5,732,070 through shares); and equipment purchases of $112,753,890 (in cash). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments relating to travel and administrative costs of $3,515,806, during the year ended December 31, 2007 (2006 – $793,557; 2005 – $370,579).

6. DEBT

	2007	2006
Notes payable	$ 83,291,377	$ 82,734,477
Bank loan	-	3,163,011
Exchangeable promissory note	-	1,800,000
	83,291,377	87,697,488
Less: Current portion of debt	-	3,172,559
	$ 83,291,377	$ 84,524,929

Deferred Financing Fees

Effective January 1, 2007 deferred financing fees of $2,595,627 were reclassified to debt as a result of new accounting standards. Accordingly, the Notes payable balance as at December 31, 2007 is reflected net of financing fees.

Notes Payable

In conjunction with a Unit offering on December 23, 2004 the Company issued $100,000,000 principal amount senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 23, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The carrying value of the Notes was derived from a financial offering that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000 with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Bank Loan

In May 2007, the loan balance was repaid.

On December 23, 2005 the Company and its subsidiaries restructured their outstanding obligations to Standard Bank Plc ("SB") to close out all outstanding gold forward sales and call option transactions and to amend its existing credit agreement.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

6. DEBT (CONTINUED)

Pursuant to the restructuring, (1) the gold forward sales and call options transactions were closed out and the resulting liability of approximately $14,315,000 was converted into a fully drawn term loan facility, and amortized over two years until maturity on December 31, 2008 and (2) the payment obligation under the existing credit agreement due in January 2006 was restructured and coordinated with the payment terms of the new term loan facility.

The principal amounts outstanding under the new term loan facility and the restructured credit agreement bore interest at a rate per annum equal to LIBOR plus 2.5%. The Company was required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company was also required to make additional principal repayments under the new term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006 (Note 8), the Company repaid $2,123,800 and $1,889,324, respectively, of principal due to SB.

Of the principal amount outstanding under the new term loan facility, $7,500,000 was exchangeable at the option of SB for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange ("TSX") for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date.

Of the $7,500,000 exchangeable portion of the debt, $4,935,634 and $2,564,366 respectively, was allocated between the liability and equity components of the debt. The liability component represented the present value of the exchangeable portion discounted using the interest rate that would have been applicable to the non-exchangeable debt. The equity component represented the present value of the interest payments which the Company could settle through the issuance of shares or by cash, discounted at the same rate as the liability component (the interest component) and the right of SB to convert the principal of the debt into common shares, determined as the residual amount at the date of the new term loan facility.

As a result of restructuring the $2,054,000 principal payment due in January 2006 under the previous credit agreement with SB, the Company recorded a gain of $875,610 in December 2005.

In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement. As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well as including the accrued interest, accretion and deferred financing fees all of which resulted in a value of $7,641,266 being assigned to the shares issued.

Exchangeable Promissory Note

In July 2007, the promissory note was settled in full.

On December 31, 2005, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporación Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares. The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 304,087 common shares as settlement of this principal instalment payment.

In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 245,710 common shares as settlement of this principal instalment payment.

In July 2007, Vengroup exercised its right to exchange the December 29, 2007 final principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 215,190 common shares as settlement of this final principal instalment payment. This obligation was settled in full after the July 2007 exercise.

Interest Accretion

Interest accretion on the Notes and bank loan of $3,567,170 was expensed during the year ended December 31, 2007 (December 31, 2006 – $ 2,960,413) as a component of interest expense.

Fair Value of Debt

The estimated fair value of debt, which is not recognized in these consolidated financial statements, is $82,000,000 (2006: $84,878,219) and is determined by discounting the contractual cash flows using market interest rates for debt with similar terms and risks.

7. ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As at December 31, 2007, undiscounted cash outflows approximating $3,400,000 are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

	2007	2006
Asset retirement obligations, beginning of year	$ **1,210,575**	$ 1,520,738
Accretion expense	**211,256**	288,376
Revisions in estimated cash flows	**1,009,195**	(598,539)
	2,431,026	1,210,575
Less: current portion	**566,786**	239,408
Asset retirement obligations, end of year	$ **1,864,240**	$ 971,167

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

8. SHARE CAPITAL

	2007	2006
Authorized		
Unlimited common shares, without par value		
Unlimited Class "A" preference shares, no par value		
Unlimited Class "B" preference shares, no par value		
Issued		
261,659,072 Common Shares (2006 – 245,424,494)	**$ 503,489,584**	$ 448,100,697

Warrants

As at December 31, 2007 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Exercise Price	Number of Warrants	Weighted Average Remaining Contractual Life (Years)
$4.30 ($4.25 CDN)	5,061,000[1]	0.12
$4.00	875,000	0.54
$4.25	12,250,000[2]	–
	18,186,000	

[1] These warrants expired at maturity on February 11, 2008.

[2] These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company's Las Cristinas project.

A summary of common share purchase warrants outstanding as at December 31 and changes during each of the years then ended is as follows:

	2007		2006	
	Weighted Number of Warrants	**Average Exercise Price**	Weighted Number of Warrants	Average Exercise Price
Balance – beginning of year	**18,687,500**	**4.01**	8,997,727	2.71
Granted	**–**	**–**	18,687,500	4.01
Exercised	**(501,500)**	**1.76**	(8,764,682)	2.71
Expired or forfeited	**–**	**–**	(233,045)	2.75
Balance – end of year	**18,186,000**	**4.25**	18,687,500	4.01

Stock options

The Company has an Incentive Share Option Plan (the "Plan") that provides for the granting of options to executive officers, directors, employees and service providers of the Company to a maximum of 10% of the issued and outstanding common shares of the Company on a non-dilutive basis. Under the Plan, the exercise price of each option cannot be less than the closing price of the Company's common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over periods ranging from one year to three years. In June 2007 the shareholders of the Company approved amendments to the Plan whereby the Board of Directors may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of options surrendered.

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. The estimated fair value of the options is expensed over their respective vesting periods. The fair value of stock options was determined using the following weighted average assumptions:

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

	2007	2006	2005
Risk free interest rate	**4.10%**	4.13%	3.61%
Expected life (years)	**3.0**	3.70	3.97
Expected volatility over expected life	**111%**	119%	105%
Expected dividends	**-**	-	-

The fair value compensation recorded for the year ended December 31, 2007 was $4,636,465 (2006 – $2,463,691; 2005 – $3,665,894) of which $3,111,561 (2006 - $2,463,691; 2005 - $3,665,894) was expensed and $1,524,904 (2006 – nil; 2005 – nil) was capitalized to mineral properties.

	2007	2006	2005
Weighted average fair value of options granted during the year-CDN$	**$ 2.49**	$ 2.63	$ 2.75

As at December 31, 2007 stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Price-Cdn$	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price-CDN$	Number Exercisable	Weighted Average Exercise Price-CDN$
$1.00 to $1.50	797,500	0.64	$ 1.46	797,500	$ 1.46
$1.75 to $2.60	4,139,935	3.48	2.22	4,010,435	2.23
$2.65 to $3.60	4,260,754	4.83	3.12	3,800,754	3.09
$4.00 to $4.65	3,329,233	5.12	4.33	2,632,733	4.26
	12,527,422	4.20	$ 3.04	11,241,422	$ 2.94

A summary of the status of the Plan as at December 31 and changes during each year then ended is as follows:

	2007		2006		2005	
	Number Of Options	**Weighted Average Exercise Price-CDN$**	Number of Options	Weighted Average Exercise Price-CDN$	Number of Options	Weighted Average Exercise Price-CDN$
Balance – beginning of year	**11,394,085**	**$ 2.80**	11,327,394	$ 2.63	10,950,250	$ 2.46
Granted	**2,067,004**	**3.66**	1,773,400	3.73	1,407,644	3.28
Exercised	**(864,000)***	**1.62**	(1,641,800)	(2.31)	(775,000)	(1.66)
Expired or forfeited	**(69,667)**	**3.81**	(64,909)	(2.51)	(255,500)	(2.02)
Balance – end of year	**12,527,422**	**$ 3.04**	11,394,085	$ 2.80	11,327,394	$ 2.63

*Includes 6,500 options which were exercised for 1,091 common shares of the Company on a cashless basis

Financing Transactions

Fiscal 2007 Activities

On April 24, 2007, the Company issued 14,375,000 common shares at CDN$4.25 per common share, in a bought deal with a syndicate of underwriters, for proceeds of CDN$57,103,000 ($50,701,111) after underwriting fees and expenses.

In January and July, 2007, under the terms of the exchangeable promissory note between Vengroup and ECM (Note 6), the Company issued a total of 460,900 common shares to Vengroup as settlement of $1,800,000 due to Vengroup.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

8. SHARE CAPITAL (CONTINUED)

Fiscal 2006 Activities

In January 2006, the Company issued 1,661,130 common shares for net proceeds of $4,317,661 under the terms of its equity draw down facility.

In February 2006, the Company completed a private placement of 10,799,000 units. Each unit was comprised of one common share and 1.1344 common share purchase warrants. Each whole warrant entitles the holder to purchase one common share at a price of US$4.25. The warrants are non-transferable and are exercisable for an 18 month period commencing 45 days following receipt of the Permit for the Company's Las Cristinas project in Venezuela. Certain events, including change in control of the Company or in the Company's interest in the Las Cristinas project, make the warrants immediately exercisable. The net proceeds received by the Company, after considering issuance costs of $991,972, was $30,325,132. The issuance costs were allocated proportionately to the amounts recorded as share capital of $28,233,744 and contributed surplus of $2,091,388.

In March and July 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 6), the Company issued a total of 611,300 common shares to Vengroup as settlement of $1,800,000.

In May 2006, upon SB's exercise of its exchange rights, the Company issued 3,765,841 common shares to SB as settlement of the $7.5 million exchangeable portion of the bank loan (Note 6).

In July 2006, the Company agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the "Warrants"). Each Warrant entitled the holder to acquire one common share of the Company at an exercise price of US$2.75 per share until September 15, 2006. Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company issued approximately 0.398 new common share purchase warrants (the "New Warrants") in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008.

The Company agreed to amend the terms of warrants granted to its project finance advisor ("Advisor"). The Company previously issued 500,000 common share purchase warrants to its Advisor in April 2003 that would only become exercisable to the Advisor should the Advisor secure financing for the Las Cristinas project ("the Financing Condition"). In July 2006 the Company agreed to remove the Financing Condition from these warrants and, accordingly, recorded professional fees of $1,365,839.

In August 2006, the Company completed a public offering of 10,125,000 units. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of CDN$4.25. The warrants are exercisable on or before February 10, 2008. The net proceeds received by the Company, after considering issuance costs of CDN$2,309,331 ($2,061,078), was CDN$30,090,669 ($26,855,922). The issuance costs were allocated proportionately to the amounts recorded as share capital of CDN$25,742,567 ($22,975,241) and contributed surplus of CDN$4,348,102 ($3,880,681).

Fiscal 2005 Activities

On July 29, 2005, the Company filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. On August 23, 2005 the preliminary short form base shelf prospectus and registration statement became effective. This prospectus enables the Company to offer at its option, over a 25-month period, up to an aggregate of CDN$75 million of senior unsecured notes, common shares, warrants and units in one or more offerings.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

On September 14, 2005 the Company established, as covered under the short form base shelf prospectus, a CDN$60 million equity draw down facility with a counterparty and also issued and sold to them for gross proceeds of CDN$10 million (received on closing), units comprising CDN$10,000,000 principal amount of 5% Series 2 Notes due March 13, 2006, 200,000 common shares, and warrants to acquire 450,000 common shares exercisable on or before September 13, 2006 at a price of CDN$3.19 per share. The securities comprising the units separated immediately upon issue (Note 6). During the period October 5, 2005 through to December 16, 2005 the Company issued 12,273,236 common shares for net proceeds of $17.8 million under its equity draw down facility. In accordance with the terms of the draw down facility a portion of the proceeds were used to repay the outstanding Series 2 Notes.

On December 30, 2005, the Company acquired the non-controlling shareholder interests in the holding companies which own or control the interests in certain of Lo Incréible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit). Under the terms of the transaction ECM purchased the 49% outstanding interest in Osmin Holdings Limited ("Osmin") and the 30% outstanding interest in Tamanaco Holdings Limited ("Tamanaco") owned by Vengroup and a related company, for consideration consisting of $6,600,000 payable as follows:

- $3,000,000 by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares;
- $3,600,000 by the issuance and delivery to Vengroup of a $3,600,000 exchangeable promissory note of ECM (Note 6).

In addition, the arbitration proceedings between Crystallex and Vengroup were terminated and the parties delivered mutual releases with respect to the subject matter of the arbitration proceedings. As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM's obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM's Venezuelan subsidiary that directly holds the interest in the Lo Increible properties.

As part of the transaction, Crystallex also entered into a consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of $600,000. These amounts were expensed during 2005 and included in general and administrative expenses in the consolidated statement of operations.

Shareholder Rights Plan

On October 30, 2006 the shareholders of the Company voted to ratify, confirm and approve a new shareholder Rights Plan (the "Rights plan") which was originally approved by the Board of Directors of the Company on June 22, 2006. The rights issued under the Rights plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company's annual meeting in 2016 (the "Expiration Time").

Pursuant to the Rights plan, the Board of Directors declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights plan.

In order to constitute a "Permitted Bid", an offer must be made in compliance with the Rights plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

9. INVESTMENT IN SUBSIDIARIES

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM reached a settlement with Vengroup. As part of this settlement ECM acquired the non-controlling shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties for consideration of $6.6 million. As part of the transaction to acquire the non-controlling shareholder interests, the Company also entered into a two-year consulting agreement for total fees of $600,000. This investment in ECM and its subsidiaries was subsequently written down to $ Nil in 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

Effective August 19, 2004, the Company acquired, under a plan of arrangement, all of the outstanding shares of El Callao Mining Corporation ("El Callao") not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to El Callao under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of El Callao (other than Crystallex) received 0.01818 of a Crystallex common share for each of their El Callao shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. This investment was subsequently written down to $ Nil in 2004. As at December 31, 2007, the Company had issued 164,815 common shares and is obligated to issue the remaining 8,160 common shares.

10. INCOME TAXES

The Company did not record a benefit for income taxes for the years ended December 31, 2007, 2006 and 2005, due to the recurrence of operating losses and the Company's determination that it is not more likely than not that future income tax assets will be realized. The Company recorded a provision for income taxes related to one of its subsidiaries in Venezuela.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2007	2006	2005 Restated (Note 11)
Statutory tax rate	35.08%	35.88%	36.12%
Loss before income tax provision	$ (30,209,086)	$ (35,118,157)	$ (43,472,999)
Expected income taxes recoverable	$ (10,597,347)	$ (12,600,395)	$ (15,702,447)
Change in valuation allowance	(6,957,710)	9,645,913	8,406,291
Change in substantively enacted tax rates	4,869,757	2,772,385	-
Change in foreign exchange rates	(10,060,082)	(1,513,694)	(951,840)
Non-deductible items	6,850,578	1,946,169	1,768,547
Reduction in loss carry forwards	16,026,915	284,071	6,484,430
Difference in foreign tax rates	110,199	31,623	286,455
Actual income tax provision	$ 242,310	$ 566,072	$ 291,436

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31 are as follows:

	2007	2006 Restated (Note 11)
Future income tax assets:		
Loss carry forwards and deferred financing fees	**$ 60,739,199**	$ 68,083,102
Asset retirement obligations	**826,549**	411,596
Less: valuation allowance	**(57,938,069)**	(64,895,779)
Future income tax assets	**3,627,679**	3,598,919
Future income tax liabilities:		
Property, plant and equipment	**(17,870,565)**	(27,113,020)
Net future income taxes	**$ (14,242,886)**	$ (23,514,101)

Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Company has determined that it is more likely than not that the future income tax assets are not recoverable, the net future income tax assets have been fully offset by a valuation allowance. The prior years' presentation has been amended to conform to the current year's presentation.

The components of the Company's future income tax balance include a future income tax estimate of 34% of the carrying value of the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch in the foreseeable future. The Company recognized unrealized non-cash foreign currency translation gains of $14,322,229 during the year ended December 31, 2007 (2006: $nil; 2005: $1,442,481). These translation gains result from the translation into U.S. dollars at the end of the year of the Venezuelan-denominated future income tax liabilities that are recognized in connection with these expenditures on the Las Cristinas asset. Such currency translation gains and losses have been recorded in the determination of net loss.

At December 31, 2007 the Company has the following unused tax losses available for tax purposes:

	Country	
Year of Expiry	Canada	Venezuela
2008	$ 1,874,000	$ 2,191,464
2009	$ 45,965,000	$ 265,029
2010	$ 38,962,000	$ 899
2014	$ 17,670,000	$ –
2015	$ 37,152,000	$ –
2026	$ 28,335,000	$ –
2027	$ 22,468,000	$ –

11. RESTATEMENT OF PRIOR YEARS DUE TO FUTURE INCOME TAXES

In 2007, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian parent entity with respect to Las Cristinas. The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian parent entity are not likely to be deductible neither in Venezuela nor in Canada thereby creating a difference between their accounting and tax values. The resulting future tax liability is subject to foreign exchange translation gains and losses at each reporting period when it is re-valued into US dollars.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

11. RESTATEMENT OF PRIOR YEARS DUE TO FUTURE INCOME TAXES (CONTINUED)

The following table summarizes information relating to the restatement of prior years as a result of this review:

	Canadian GAAP	U.S. GAAP
Cumulative non-deductible expenditures		
2006	$ 52,318,966	$ 28,622,554
2005	$ 39,356,965	$ 15,660,553
2004	$ 30,048,783	$ 6,352,371
Related Future income tax liabilities		
2006	$ 23,514,101	$ 14,394,877
2005	$ 16,836,707	$ 7,717,481
2004	$ 13,484,065	$ 3,272,433
Capitalized to Mineral Properties during the year		
2006	$ 6,677,395	$ 6,677,395
2005	$ 4,795,124	$ 4,795,124
2004	$ 3,506,014	$ 3,272,433
Unrealized foreign currency translation gains		
2006	$ -	$ -
2005	1,442,481	350,072
2004	1,995,610	-
Cumulative effect on net loss	$ 3,438,091	$ 350,072

	As at December 31, 2006		
	As Previously Reported	Adjustment	As Restated
Canadian GAAP			
Property, plant and equipment	$ 256,455,027	$ 26,952,192	$ 283,407,219
Future income taxes	$ -	$ 23,514,101	$ 23,514,101
Opening Deficit	$ (251,467,693)	$ 3,438,091	$ (248,029,602)
Net Loss for the Year	(35,684,229)	-	(35,684,229)
Deficit, End of Year	$ (287,151,922)	$ 3,438,091	$ (283,713,831)
U.S. GAAP			
Property, plant and equipment	$ 195,346,705	$ 14,744,949	$ 210,091,654
Future income taxes	$ -	$ 14,394,877	$ 14,394,877
Shareholders' Equity	$ 134,934,621	$ 350,072	$ 135,284,693

	As at December 31, 2005		
	As Previously Reported	Adjustment	As Restated
Canadian GAAP			
Property, plant and equipment	$ 215,260,043	$ 20,274,801	$ 235,534,844
Future income taxes	$ -	$ 16,836,707	$ 16,836,707
Opening Deficit	$ (206,260,777)	$ 1,995,610	$ (204,265,167)
Net Loss for the Year	(45,206,916)	1,442,481	(43,764,435)
Deficit, End of Year	$ (251,467,693)	$ 3,438,091	$ (248,029,602)
Net Loss per Share	$ (0.23)	$ 0.01	$ (0.22)
U.S. GAAP			
Property, plant and equipment	$ 144,559,985	$ 8,067,557	$ 152,627,542
Future income taxes	$ -	$ 7,717,481	$ 7,717,481
Shareholders' Equity	$ 58,772,070	$ 350,072	$ 59,122,142
Net Loss for the Year	$ (41,911,000)	$ 350,072	$ (41,560,928)
Net Loss per Share	$ (0.22)	$ $0.01	$ $(0.21)

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent Company in Canada. These costs will be amortized for accounting purposes but may not be for income tax purposes. Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2007	2006
Cash and cash equivalents consist of:		
Cash	$ 2,157,518	$ 8,492,231
Commercial paper with interest rate of 5%	-	20,080,911
Canadian Treasury Bills with interest rate of 2.05%	13,907,685	-
	$ 16,065,203	$ 28,573,142

Cash paid during the years ended December 31

	2007	2006	2005
For interest	$ 9,458,625	$ 9,985,572	$ 5,239,726
For income taxes	$ 385,725	$ 338,353	$ 317,656

Investment in property, plant and equipment for the years ended December 31

	2007	2006 Restated (Note 11)	2005 Restated (Note 11)
Net book value of property, plant and equipment January 1	$ 283,407,219	$ 235,534,843	$ 132,809,013
Net book value of property, plant and equipment December 31	317,179,327	283,407,219	235,534,843
Net additions to property, plant and equipment (after amortization and depletion) during the year ended December 31	33,772,108	47,872,376	102,725,830
Capitalization of stock compensation	(1,524,904)	-	-
Future income taxes	(5,051,011)	(6,677,395)	(4,795,124)
Amortization and depletion expenses	63,464	1,887,588	3,402,198
Net additions to property, plant and equipment during the year ended December 31	27,259,657	43,082,569	101,332,904
Changes in working capital related to property, plant and equipment acquisitions	(366,882)	6,705,285	(8,501,600)
Cash investment in property, plant and equipment during the year ended December 31	$ 26,892,775	$ 49,787,854	$ 92,831,304

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

Issuance of common shares for cash for the years ended December 31

	2007	2006	2005
Cash received from:			
Public offerings	$ **50,701,111**	$ 51,208,985	$ 466,549
Exercise of options	**1,210,552**	3,651,754	1,053,023
Exercise of warrants	**880,880**	23,773,054	5,080,357
Issuance of shares under equity draw down facility before financing costs	**-**	4,317,661	17,751,313
Loan repayment from equity drawdown facility	**-**	-	(8,459,000)
Issuance of common shares for cash during the year ended December 31	$ **52,792,543**	$ 82,951,454	$ 15,892,242

Significant non-cash transactions for the years ended December 31

	2007	2006	2005
Issuance of common shares and warrants for: Settlement of promissory note 460,900 shares (2006 - 611,300 shares)	$ **1,800,000**	$ 1,800,000	$ -
Directors' fees 38,508 shares (2006 - 19,170 shares; 2005 - 65,186 shares)	$ **148,000**	$ 60,000	$ 190,000
Acquisition of non-controlling interest (2005: 1,467,136 shares)	$ **-**	$ -	$ 3,000,000
Settlement of bank loan (2006: 3,765,841 shares)	$ **-**	$ 7,641,266	$ -
Settlement of professional fees (2006: 500,000 warrants)	$ **-**	$ 1,365,839	$ -

13. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:

Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, of which significant amounts are located temporarily in Houston, U.S.A , Antwerp, Belgium and Cape Town, South Africa.

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

	Corporate	Venezuelan Operations	Las Cristinas Development	Total
Year ended – December 31, 2007				
Mining revenue	$ -	$ 13,565,167	$ -	$ 13,565,167
Mining operations	$ -	$ (19,628,681)	$ -	$ (19,628,681)
Depletion, amortization and accretion	$ (63,464)	$ (211,256)	$ -	$ (274,720)
Interest and other income	$ 1,094,198	$ -	$ -	$ 1,094,198
Interest expense	$ (12,594,795)	$ (414,644)	$ -	$ (13,009,439)
Segment income (loss)	$ (34,617,618)	$ (8,221,090)	$ 12,387,312	$ (30,451,396)
Segment assets	$ 15,222,923	$ 5,268,472	$318,749,101	$339,240,496
Capital expenditures	$ -	$ -	$ 26,892,795	$ 26,892,775
Year ended – December 31, 2006				
Mining revenue	$ -	$ 28,087,764	$ -	$ 28,087,764
Mining operations	$ -	$ (26,244,665)	$ -	$ (26,244,665)
Depletion, amortization and accretion	$ (701,875)	$ (1,783,423)	$ -	$ (2,485,298)
Interest and other income	$ 1,159,586	$ -	$ -	$ 1,159,586
Interest expense	$ (12,389,335)	$ (556,650)	$ -	$ (12,945,985)
Segment loss	$ (34,096,015)	$ (1,588,214)	$ -	$ (35,684,229)
Segment assets (Restated – Note 11)	$ 31,536,272	$ 9,922,076	$283,236,306	$324,694,654
Capital expenditures	$ -	$ -	$ 49,787,854	$ 49,787,854
Year ended – December 31, 2005				
Mining revenue	$ -	$ 24,989,681	$ -	$ 24,989,681
Mining operations	$ -	$ (22,117,746)	$ -	$ (22,117,746)
Depletion, amortization and accretion	$ (1,048,296)	$ (2,696,784)	$ -	$ (3,745,080)
Interest and other income	$ 1,926,425	$ -	$ -	$ 1,926,425
Interest expense	$ (11,532,146)	$ (276,941)	$ -	$ (11,809,087)
Segment income (loss) (Restated – Note 11)	$ (44,468,230)	$ (738,686)	$ 1,442,481	$ (43,764,435)
Segment assets (Restated – Note 11)	$ 29,543,350	$ 7,895,306	$233,476,342	$270,914,998
Capital expenditures	$ 54,571	$ 855,961	$ 91,920,772	$ 92,831,304

14. COMMITMENTS AND CONTINGENCIES

Under the terms of the Las Cristinas Mine Operation Agreement with the Corporacion Venezolana de Guayana dated September 17, 2002 the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.

The capital cost of the project was revised to $356 million in November 2007 (previous estimate August 2005 $293 million), of which $102 million has been spent to date. Once construction begins the remaining $254 million will need to be spent to complete the project.

The Company is committed to spend approximately $2.8 million to complete certain social projects at Las Cristinas.

Lease agreements

The Company has entered into various operating lease agreements which expire over the next four years. Total rent expense charged to operations under these agreements was $236,222 (2006 – $181,686; 2005 – $178,135).

Minimum lease payments under operating leases in effect through 2011 are as follows:

2008	$ 274,451
2009	74,120
2010	23,681
2011	17,761
	$ 390,013

14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other

On May 23, 2006 the Company and certain directors and officers were served with a Statement of Claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately CDN$1,750,000. The Company has filed its Statement of Defense and believes that there is little likelihood of any ultimate liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at December 31, 2007.

In the normal course of business, the Company may enter into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable as yet; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

15. RELATED PARTY AND OTHER TRANSACTIONS

During the year, the Company entered into the following transactions with related and other parties:

a) Paid consulting and underwriting fees of $3,371,257 (2006 – $2,947,156; 2005 – $120,900) to a company which retains the Chairman of the Company as an employee.

b) Paid consulting fees of $94,038 to a company which retains the Chairman of the Company as a director.

c) Paid legal fees of $729,901 in 2005 to a law firm, while a partner of whom was a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

16. RISK MANAGEMENT

The Company's activities expose it to currency risk and liquidity risk. The Company is not exposed to significant credit risk as payment in full is typically collected at the time of sale or delivery, and other receivables involve counterparties that are government agencies which do not expose the Company to significant credit risk. The Company is not exposed to significant cash flow or fair value interest rate risk in respect of its financial instruments.

Currency Risk

The Company has important operations in Venezuela, where currently there is an exchange control regime and is exposed to foreign exchange risk from the exchange rate of the Venezuelan Bolivar relative to the U.S. dollar. Foreign exchange risk is mainly derived from assets and liabilities shown in Venezuelan Bolivars.

The Company limits its foreign exchange risk by the acquisition of short-term financial instruments and, when possible, minimizes its Bolivar monetary asset position.

As of December 31, 2007 and 2006 the Company had the following monetary assets and liabilities denominated in foreign currencies other than the U.S. dollar, shown at their equivalent amounts in Venezuelan Bolivars with its carrying value in U.S. dollars:

	2007 Bs(000)	2007 US $	2006 Bs(000)	2006 US $
Monetary assets	**23,812,936**	**4,329,625**	13,430,996	6,246,975
Monetary liabilities	**(86,772,444)**	**(15,776,808)**	(57,413,604)	(26,704,002)
Total net monetary liabilities	**(62,959,508)**	**(11,447,183)**	(43,982,608)	(20,457,027)

On January 21, 2003, the Venezuelan government announced the closure of the foreign exchange market in Venezuela and, on February 5, 2003, the Ministry of Finance and the Central Bank of Venezuela (BCV) began to publish the legal instruments regulating the exchange control regime, one of which established initial official exchange rates of Bs 1,596/US$1 (purchase) and Bs 1,600/US$1 (sale). On that same date, the government created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime.

Among other things, one of these legal instruments requires the sale of all incoming currency to BCV and temporarily suspends all purchases and sales in local currency of securities issued by the Venezuelan government in foreign currency. BCV now centralizes all currency purchases and sales in the country.

CADIVI has subsequently issued resolutions on a number of requirements in connection with the administration of the exchange control regime, such as user registration, guidelines for importers and exporters, and the registration of private-sector foreign debt as of January 22, 2003.

On February 9, 2004, the Ministry of Finance and BCV established new official exchange rates, as from that date, of Bs 1,915.20/US$1 (purchase) and Bs 1,920/US$1 (sale). On March 2, 2005, the Ministry of Finance and BCV further modified the exchange rates, as from that date, to Bs 2,144.60/US$1 (purchase) and Bs 2,150/US$1 (sale).

In October 2005 the Venezuelan government enacted the Currency Exchange Offenses Law, whereby any demand, offer, purchase or sale of U.S. dollars failing to comply with CADIVI requirements is considered illegal. Similarly, transactions exceeding US$10,000 should be declared to CADIVI. In addition, exporters of goods and services are required to sell their income from business transactions in foreign currency to BCV. Transactions with securities, as well as Government Bonds denominated in U.S. dollars and issued in local currency are exempt. In January 2008 a reform of the Currency Exchange Offenses Law entered into force. Among the main additional requirements and limitations introduced are the obligation to indicate the origin of the foreign currency on the import declaration; making it compulsory for anyone offering goods and services acquired with foreign currency authorized by CADIVI to post notices to that effect; anyone who quotes the buying, selling or leasing of an asset in foreign currency will be fined with twice the quoted price, even if the offer is conducted in private; forbids individuals or companies to offer, publicize or disseminate financial or stock exchange information on the prices of foreign currency in writing, by broadcasting it or by audiovisual or any other means.

At December 31, 2007, if the Bolivar had weakened or strengthened by 15% against the U.S. dollar, with all other variables held constant, post-tax income for the year would have been $1,717,077 lower or higher, respectively, as a result of the change in the fair value of the Company's net monetary asset denominated in U.S. dollars.

Liquidity Risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due. In order to manage this risk, management monitors rolling forecasts of the Company's liquidity reserve on the basis of expected cash flow. The maturities of the Company's financial liabilities are as follows:

	1 Month	1 to 3 Months	3 Months to 1 Year	1 Year to 5 Years
Accounts payable and accrued liabilities	$ 10,868,261	$ -	$ -	$ -
Debt	-	-	-	100,000,000
Total	$ 10,868,261	$ -	$ -	$100,000,000

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

17. SUBSEQUENT EVENT

On February 11, 2008, the Company completed a public offering of 32,890,000 units at CDN$2.10 per unit for gross proceeds of CDN$69,069,000, including 4,290,000 units issuable upon the exercise of the over-allotment option by the syndicate of underwriters.

Each unit consists of one common share of Crystallex and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of Crystallex at an exercise price of CDN$3.00 for a period expiring on the later of: (i) 18 months from the closing date of the offering; and (ii) six months following the permit date, where the permit date is the 45th day following the receipt by Crystallex of the Permit.

The Company paid underwriting fees of CDN$4,144,140 of which CDN$2,279,277 were paid to a company which retains the Chairman of the Company as an employee.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets is as follows:

	2007		
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	$ 21,355,842	$ -	$ 21,355,842
Property, plant and equipment	317,179,327	(60,306,124) (a)	256,873,203
Other assets	705,327	-	705,327
	$ 339,240,496	$ (60,306,124)	$ 278,934,372
Current liabilities	$ 11,435,047	$ -	$ 11,435,047
Asset retirement obligations	1,864,240	-	1,864,240
Long-term debt	83,291,377	-	83,291,377
Future income taxes	14,242,886	(3,564,788)	10,678,098
Shareholders' equity	228,406,946	(56,741,336)	171,665,610
	$ 339,240,496	$ (60,306,124)	$ 278,934,372

	2006 (Restated – Note 11)		
	Canadia GAAP	Adjustments	U.S. GAAP
Current assets	$ 38,181,779	$ -	$ 38,181,779
Property, plant and equipment	283,407,219	(73,315,565) (a)	210,091,654
Deferred financing fees	2,595,627	-	2,595,627
Other	510,029	-	510,029
	$ 324,694,654	$ (73,315,565)	$ 251,379,089
Current liabilities	$ 16,203,423	$ -	$ 16,203,423
Asset retirement obligations	971,167	-	971,167
Long-term debt	84,524,929	-	84,524,929
Future income taxes	23,514,101	(9,119,224)	14,394,877
Shareholders' equity	199,481,034	(64,196,341)	135,284,693
	$ 324,694,654	$ (73,315,565)	$ 251,379,089

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statements of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the net loss for the year would be as follows:

		2007	2006	2005 Restated (Note 11)
Net loss for the year per Canadian GAAP		$ (30,451,396)	$ (35,684,229)	$ (43,764,435)
Adjustments to mineral properties	(a)	13,009,439	9,591,736	4,789,861
Changes in fair value of exchangeable portion of bank loan	(b)	-	(8,638,661)	-
Accretion of interest on bank loan	(b)	-	(54,064)	-
Unamortized deferred financing costs on exchangeable portion of bank loan	(b)	-	(121,405)	-
Adjustment to unrealized gain on translation of future income taxes	(c)	(5,554,437)	-	(1,092,409)
Beneficial conversion interest		-	-	(598,000)
Adjustment to amortization of Series 2 Notes discount		-	-	(539,125)
Unamortized deferred financing costs of Series 2 Notes		-	-	(356,820)
Net loss for the year per U.S. GAAP		$ (22,996,394)	$ (34,906,623)	$ (41,560,928)
Net loss per share – basic and diluted		$ (0.09)	$ (0.15)	$ (0.21)
Weighted average number of shares outstanding – basic and diluted		256,668,551	230,229,162	194,729,931

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2007	2006	2005 Restated (Note 11)
Cash flows used in operating activities, Canadian GAAP	$ (34,309,186)	$ (30,675,675)	$ (34,252,976)
Adjustments to interest (a)	13,009,439	9,591,736	5,025,761
Adjustment to unrealized gain on translation of future income taxes (c)	(5,554,437)	-	(1,092,409)
Adjustments to mineral properties	-	-	(235,900)
Cash flows used in operating activities, U.S. GAAP	(26,854,184)	(21,083,939)	(30,555,524)
Cash flows provided by (used in) investing activities, Canadian GAAP	(26,892,775)	(28,464,691)	14,128,449
Adjustments to interest (a)	(13,009,439)	(9,591,736)	(5,025,761)
Adjustment to unrealized gain on translation of future income taxes (c)	5,554,437	-	1,092,409
Adjustments to mineral properties	-	-	235,900
Cash flows provided by (used in) investing activities, U.S. GAAP	(34,347,777)	(38,056,427)	10,430,997
Cash flows provided by financing activities, Canadian and U.S. GAAP	49,215,188	83,643,489	18,427,804
Net increase (decrease) in cash and cash equivalents during the year	(11,986,773)	24,503,123	(1,696,723)
Effects of exchange rate fluctuations on cash and cash equivalents	(521,166)	-	-
Cash and cash equivalents, beginning of year	28,573,142	4,070,019	5,766,742
Cash and cash equivalents, end of year	$ 16,065,203	$ 28,573,142	$ 4,070,019

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a) Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures other than acquisition costs are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.

Under Canadian GAAP, the Company has elected to expense interest costs incurred on qualifying mineral properties in the development stage. Under U.S. GAAP, interest costs of $13,009,439, $9,591,736 and $5,025,761 associated with the Las Cristinas mineral properties under development have been capitalized in the years ended December 31, 2007, 2006 and 2005, respectively.

The Company previously restated its 2006 and 2005 consolidated financial statements with respect to the capitalization of interest costs in its audited consolidated financial statements issued on October 22, 2007.

(b) Bank Loan – Exchangeable Portion

In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company is required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings. The difference between the value of the free standing derivative and the face value of the debt will be accreted over the term of the debt.

On May 5, 2006, the holder exercised their conversion option and the full value of the debt was settled for shares.

Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2006 an expense of $8,638,661 has been recorded with respect to the changes in fair value of the embedded derivative, an expense of $54,064 to reflect the additional accretion expense, and an expense of $121,405 to reflect the unamortized deferred financing costs.

(c) Adjustment to Unrealized Gain on Translation of Future Income Taxes

Under Canadian GAAP, the Company recorded unrealized gain on translation of future income taxes of $14,322,225 and $1,442,481 in 2007 and 2005, respectively. Under US GAAP, the unrealized gain recorded on translation of future income taxes was $8,767,792 and $350,072 in 2007 and 2005, respectively.

(d) Recent accounting pronouncements

Accounting Policies Adopted during the Year

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SAS 109, Accounting for Taxes. FIN 48 prescribes a threshold condition that a tax position

December 31, 2007, 2006 and 2005 (Expressed in United States dollars)

must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 was effective January 1, 2007. The application of this standard did not have any impact on the Company's U.S. GAAP balance sheet or U.S. GAAP net loss.

Future accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and therefore does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). In February 2008, the FASB amended SFAS No. 157 to exclude leasing transactions and to delay the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 provides all entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is in the process of determining the effect, if any, the adoption of SFAS No. 159 will have on its financial statements.

MINERAL RESERVES AND RESOURCES

Mineral Reserves

Crystallex's Share	December 31, 2007			December 31, 2006		
	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
Las Cristinas						
Proven Reserves	112,761	1.24	4,483,000	50,613	1.25	2,031,000
Probable Reserves	351,601	1.10	12,379,000	327,833	1.14	11,975,000
Total Gold Reserves	464,362	1.13	16,862,000	378,446	1.15	14,006,000

Mineral Resources

Crystallex's Share	December 31, 2007			December 31, 2006		
	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
Las Cristinas Measured & Indicated	629,383	1.03	20,761,000	500,657	1.1	17,661,000
Tomi (underground mine) Indicated Resources	-	-	-	13	18.3	8,000
La Victoria Indicated Resources	2,422	4.5	349,000	2,422	4.5	349,000
Total Gold Resources	631,805	1.03	21,110,000	503,092	1.1	18,018,000

Mineral reserves are based on a US$550 per ounce gold price and cut-off grades ranging from 0.33 grams per tonne to 0.57 grams of gold per tonne depending on the mineral type.

The Company employs industry standards and methods for estimating mineral reserves and resources. However, reported mineral reserves and resources are only estimates and no assurance can be given that the indicated quantities of gold will be produced. Mineral reserve and resource estimates may require revision (either up or down) based upon actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

Notes to Reserves and Resources

- Mineral reserves ("reserves") and mineral resources ("resources") have been estimated at December 31, 2007 in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian Securities Administrators in National Instrument 43-101 ("NI 43-101). The 2007 Las Cristinas resource and reserve estimates have been prepared by Mine Development Associates ("MDA") and are compliant with NI 43-101.
- The Canadian Institute of Mining and Metallurgy defines three resource categories (Measured, Indicated and Inferred) and two categories of reserve (Proven and Probable). Measured resources have the highest level of predictive confidence, and Inferred the lowest level of confidence. Unlike proven and probable reserves, resources, of all categories, do not have demonstrated economic viability. A reserve is that portion of a Measured or Indicated resource that has been demonstrated to be economically extractable.

- For the United States reporting purposes, under the Securities and Exchange Commission, (the "SEC") Industry Guide 7 applies different standards in order to classify mineralization as a reserve. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. A full feasibility study is required in order to classify mineralization as a reserve. In addition, the primary environmental analysis document is required to be submitted to the governmental authorities for reserve classification. We use certain terms in this document, such as "measured resources" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F.
- Reserves are included in resources.

Key Reserve Assumptions

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price, the average metallurgical recovery rates and estimated production costs over the life of the related operation.

The following table indicates the gold price and cut-off grade used in calculating reserves at Crystallex's properties. Also identified is the Qualified Person[1] responsible for calculating Crystallex's reserves.

	Gold Price (US$/oz)	Cut-Off Grade (g/t)	Qualified Person[1]
Las Cristinas	$550	0.33 to 0.57	Steven Ristorcelli, P.Geo. and Thomas Dyer, P.Eng., Mine Development Associates

[1] A Qualified Person, as defined in National Instrument 43-101, is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

DEFINITIONS

The following definitions reflect Canadian Institute of Mining, Metallurgy and Petroleum standards as required by National Instrument 43-101.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

MANAGEMENT & BOARD OF DIRECTORS

MANAGEMENT

Gordon M. Thompson
President & CEO

Hemdat Sawh
Chief Financial Officer

William A. Faust
Senior Vice President &
Chief Operating Officer

Robert Crombie
Senior Vice President,
Corporate Development

A. Richard Marshall
Vice President,
Investor Relations

BOARD OF DIRECTORS

Robert A. Fung
Chairman

Gordon M. Thompson
President & CEO

Michael J.H. Brown
Director

C. William Longden
Director

Harry J. Near
Director

Marc J. Oppenheimer
Director

Johan van't Hof
Director

Armando F. Zullo
Director

Additional Information on Board members, Management, Board Committee composition and Corporate Governance Policies can be viewed on the Company's website www.crystallex.com

CORPORATE INFORMATION

CORPORATE & HEAD OFFICE

18 King Street East
Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448

REGISTERED OFFICE

18 King Street East
Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448

INVESTOR CONTACT

A. Richard Marshall
Vice President,
Investor Relations
Tel: 800-738-1577
rmarshall@crystallex.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Suite 3000, Royal Trust Tower
TD Centre
Toronto, ON M5K 1G8 Canada

CORPORATE COUNSEL

McMillan Binch Mendelsohn LLP
BCE Place
Suite 4400, Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3 Canada

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9 Canada
Tel: 800-387-0825
Tel: 416-643-5500
www.cibcmellon.com

NOTES

SHAREHOLDERS OF RECORD

As at April 16, 2008, there were 551 registered shareholders of Crystallex International Corporation. This number excludes shareholders holding stock under nominee security positions.

SHARE PRICES

The Company's common stock is traded on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("Amex") under the symbol KRY. Quarterly high and low stock prices on the TSX and Amex for 2006 and 2005 were:

				2007				2006
Amex 4th Quarther	3rd Quarter	2nd Quarter	1st Quarter	4th Quarther	3rd Quarter	2nd Quarter	1st Quarter	
High (U.S.$)	3.50	4.33	5.25	4.18	4.04	3.43	6.07	4.11
Low (U.S.$)	1.87	2.32	3.57	2.22	2.64	2.50	2.75	2.21

				2007				2006
TSX	4th Quarther	3rd Quarter	2nd Quarter	1st Quarter	4th Quarther	3rd Quarter	2nd Quarter	1st Quarter
High (C$)	3.37	4.54	5.70	4.82	4.56	3.80	6.92	4.77
Low (C$)	1.86	2.31	3.88	2.64	2.97	2.84	3.10	2.55

ANNUAL MEETING

Date: Wednesday June 25th, 2008
Time: 9:00am
Hockey Hall of Fame
BCE Place, 30 Yonge Street, Toronto, Ontario
Canada M5E 1X8

Crystallex

CRYSTALLEX
INTERNATIONAL
CORPORATION
18 King Street East, Suite 1210
Toronto, ON M5C 1C4
Canada

Tel. 416.203.2448
www.crystallex.com
ticker symbol: KRY



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date: May 27, 2008

By:

Name: Hemdat Sawh
Title: Chief Financial Officer

END